Filed Pursuant to Rule 424(b)(2)
Registration No. 333-204616

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 23, 2017

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 8, 2015)

GasLog Partners LP

3,750,000 Common Units
Representing Limited Partner Interests
$  per common unit

We are selling 3,750,000 of our common units.

We have granted the underwriter an option to purchase up to 562,500 additional common units.

Our common units are listed on the New York Stock Exchange under the symbol “GLOP”. The last reported sales price of our common units on the New York Stock Exchange on January 20, 2017 was $21.55.

Although we are organized as a partnership, we have elected to be treated as a corporation solely for U.S. federal income tax purposes.

Investing in our common units involves risks. See “Risk Factors” beginning on page S-19 and page 7 of our Annual Report on Form 20-F.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to GasLog Partners LP (before expenses)(1)(2)	$	$

(1)

We will also pay up to $25,000 of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc. of the terms of sale of the common units offered hereby. See “Underwriting”.

(2)	See “Underwriting” for additional information regarding the total underwriting compensation. Excludes offering expenses payable by us as described in “Expenses Related to This Offering”.

The underwriter expects to deliver the common units to purchasers on or about January  , 2017 through the book-entry facilities of The Depository Trust Company.

Citigroup

January  , 2017

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters. The second part, the prospectus, gives more general information about securities we may offer from time to time. Generally, when we refer to the “prospectus”, we are referring to both parts of this document combined. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference”. To the extent the description of our securities in this prospectus supplement differs from the description of our securities in the accompanying prospectus, you should rely on the information in this prospectus supplement.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and accompanying prospectus. The information presented in this prospectus supplement assumes, unless otherwise noted, that the underwriter does not exercise its option to purchase additional common units. You should read “Risk Factors” beginning on page S-19 of this prospectus supplement and beginning on page 7 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 12, 2016 (“Annual Report on Form 20-F”).

In this prospectus supplement, unless otherwise indicated, references to:

•

“GasLog Partners”, the “Partnership”, “we”, “our”, “us” or similar terms refer to GasLog Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates;

•	“GasLog”, depending on the context, refers to GasLog Ltd. and to any one or more of its direct and indirect subsidiaries, other than GasLog Partners;

•	“our general partner” refers to GasLog Partners GP LLC, the general partner of GasLog Partners and a wholly owned subsidiary of GasLog;

•	“GasLog LNG Services” refers to GasLog LNG Services Ltd., a wholly owned subsidiary of GasLog;

•	“Shell” refers to Royal Dutch Shell plc, or any one or more of its subsidiaries;

•	“BG Group” refers to BG Group plc. BG Group was acquired by Shell on February 15, 2016;

•	“MSL” refers to Methane Services Limited, an immediate subsidiary of BG Group and a subsidiary of Shell;

•	“Mitsui” refers to Mitsui Co., Ltd.;

•	“Lepta Shipping” refers to Lepta Shipping Co., Ltd., a subsidiary of Mitsui;

•	“Total” refers to Total Gas & Power Chartering Limited;

•	“Centrica” refers to Centrica plc or any one or more of its subsidiaries;

•	“LNG” refers to liquefied natural gas;

•	“omnibus agreement” refers to the Omnibus Agreement dated May 12, 2014 by and among the Partnership, GasLog, our general partner and GasLog Partners Holdings LLC, as amended;

•	“IPO” refers to the initial public offering of GasLog Partners on May 12, 2014;

•	“IFRS” refers to International Financial Reporting Standards;

•	“dollars” and “$” refer to, and amounts are presented in, U.S. dollars; and

•	“cbm” refers to cubic meters.

GasLog Partners LP

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our fleet of nine LNG carriers, which have fixed charter terms expiring between 2018 and 2020 that can be extended at the charterers’ option, were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner.

Our fleet consists of nine LNG carriers, including four vessels with modern tri-fuel diesel electric (“TFDE”) propulsion technology and five modern steam-powered (“Steam”) vessels that all operate under long-term charters with subsidiaries of Shell. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners in the future.

We operate our vessels under long-term charters with fixed-fee contracts that generate predictable cash flows. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing. For further discussion of the risks that we face, please see “Risk Factors” beginning on page S-19 and please read “Item 3. Key Information—Risk Factors” of our Annual Report on Form 20-F.

We are controlled by GasLog which currently owns limited partnership units representing a 28.5% limited partner interest and a 2.0% general partner interest in us (before giving effect to this offering), and owns and controls our general partner. GasLog is, we believe, a leading independent international owner, operator and manager of LNG carriers and provides support to international energy companies as part of their LNG logistics chain. GasLog was founded by its chairman, Peter G. Livanos, whose family’s shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering, and its common shares began trading on the NYSE on March 30, 2012, under the symbol “GLOG”. At the time of its initial public offering, GasLog’s wholly owned fleet consisted of 10 LNG carriers, including eight newbuildings on order. Since its initial public offering, GasLog has increased by approximately 91% the total carrying capacity of vessels in its fleet, which includes vessels on the water and newbuildings on order. As of January 20, 2017, GasLog’s wholly owned fleet includes 18 LNG carriers (including 13 ships in operation and five LNG carriers on order) and GasLog has two LNG carriers operating under its technical management for third parties and a vessel secured under a long-term bareboat charter from Lepta Shipping, a subsidiary of Mitsui. See “—Our Fleet” and “—Additional Vessels.”

Our Fleet

Owned Fleet

The following table presents information about our fleet as of January 20, 2017:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration	Optional Period
1	GasLog Shanghai	2013	155,000	Shell	TFDE	May 2018	—(1)
2	GasLog Santiago	2013	155,000	Shell	TFDE	July 2018	2021-2026(1)
3	GasLog Sydney	2013	155,000	Shell	TFDE	September 2018(5)	2021-2026(1)
4	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025-2030(2)
5	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	2023-2025(3)
6	Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	2022-2024(3)
7	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	2022-2024(4)
8	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	2023-2025(4)
9	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023-2025(4)

(1)

Charterers have the option to extend the charters for two consecutive periods of three or four years each plus or minus up to 30 days. Each charter extension and the length thereof is to be nominated by charterers at least 18 months before the end of each current charter period and shall follow in direct continuation of the then preceding period. No such nomination has been made in respect of the GasLog Shanghai, which is now due to come off charter in May 2018 plus or minus 30 days. The plus or minus 30-day-option for each vessel must be declared no later than 90 days before the notional expiration of the final term.

(2)

Charterer may extend the term of the time charter for a period ranging from 5 to 10 years, and the charter requires that the charterer provides us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)

Charterer may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(4)

Charterer may extend the term of two of the three related charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(5)

Pursuant to the agreement signed with MSL on April 21, 2015 with respect to the GasLog Sydney, whose charter was shortened by 8 months under such agreement, if MSL does not exercise the charter extension options for the GasLog Sydney, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening.

Additional Vessels

Existing Vessel Interests Purchase Options

We currently have the option to purchase the following eight LNG carriers from GasLog within 36 months after each such vessel’s acceptance by its charterer—or, in the case of the Methane Lydon Volney, which GasLog acquired from BG Group during the second quarter of 2014, 36 months after the closing of the IPO, which occurred on May 12, 2014, or, in the case of the Methane Becki Anne and the Methane Julia Louise, 36 months after the completion of their acquisition by GasLog, which occurred on March 31, 2015, in each case at fair market value as determined pursuant to the omnibus agreement. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement—Noncompetition” of our Annual Report on Form 20-F for additional information on the LNG carrier purchase options.

Vessel Name		Year Built	Cargo Capacity (cbm)	Propulsion	Charterer	Charter Expiration(1)
1	Solaris	2014	155,000	TFDE	Shell	June 2021
2	GasLog Greece	2016	174,000	TFDE	Shell	March 2026
3	GasLog Glasgow	2016	174,000	TFDE	Shell	June 2026
4	GasLog Geneva	2016	174,000	TFDE	Shell	September 2023
5	GasLog Gibraltar	2016	174,000	TFDE	Shell	October 2023
6	Methane Lydon Volney	2006	145,000	Steam	Shell	October 2020
7	Methane Becki Anne	2010	170,000	TFDE	Shell	March 2024
8	Methane Julia Louise(2)	2010	170,000	TFDE	Shell	March 2026

(1)	Indicates the expiration of the initial fixed term.

(2)

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its then current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year charter with MSL.

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more. We refer to these vessels, together with any related charters, as “Five-Year Vessels”. In the event that GasLog acquires, operates or puts under charter a Five-Year Vessel, then GasLog will be required, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter, to notify us and offer us the opportunity to purchase such Five-Year Vessel at fair market value. The five newbuildings listed below will each qualify as a Five-Year Vessel upon commencement of its charter, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five-Year Vessel. Otherwise, these vessels will be owned and operated by GasLog.

Vessel Name		Year Built(1)	Cargo Capacity (cbm)	Propulsion(2)	Charterer	Estimated Charter Expiration(3)
1	Hull No. 2130	Q1 2018	174,000	LP-2S	Shell	2027
2	Hull No. 2800	Q1 2018	174,000	LP-2S	Shell	2028
3	Hull No. 2801	Q1 2018	174,000	LP-2S	Total	2025
4	Hull No. 2131	Q1 2019	174,000	LP-2S	Shell	2029
5	Hull No. 2212	Q2 2019	180,000	LP-2S	Centrica	2026

(1)	Expected delivery quarters are presented.

(2)	References to “LP-2S” refer to low pressure dual-fuel two-stroke engine propulsion.

(3)	Charter expiration to be determined based upon actual date of delivery.

Rights of First Offer

In addition, under the omnibus agreement, we will have a right of first offer with regard to any proposed sale, transfer or other disposition of any LNG carriers with cargo capacities greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter of five full years or more that GasLog owns, as discussed elsewhere in this prospectus supplement.

Vessel Acquisition Considerations

We are not obligated to purchase any of the vessels from GasLog described in the previous sections and, accordingly, we may not complete the purchase of any such vessels. Furthermore, our ability to purchase any additional vessels, including under the omnibus agreement from GasLog, is dependent on our ability to obtain financing to fund all or a portion of the acquisition costs of these vessels. As of the date of this prospectus supplement, we have not secured any financing for the acquisition of additional vessels. Our ability to acquire additional vessels from GasLog is also subject to obtaining any applicable consents of governmental authorities and other non-affiliated third parties, including the relevant lenders and charterers. Under the omnibus agreement, GasLog will be obligated to use reasonable efforts to obtain any such consents. We cannot assure you that in any particular case the necessary consent will be obtained. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Business” of our Annual Report on Form 20-F for a discussion of the risks we face in acquiring vessels. See also “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement” of our Annual Report on Form 20-F.

Our Relationship with GasLog Ltd.

We believe that one of our principal strengths is our relationship with GasLog. We believe our relationship with GasLog gives us access to GasLog’s relationships with leading energy companies, shipbuilders, financing sources and suppliers and to its technical, commercial and managerial expertise, which we believe will allow us to compete more effectively when seeking additional customers. As of January 20, 2017, GasLog’s wholly owned fleet includes 18 LNG carriers (including 13 ships in operation and five LNG carriers on order) and GasLog has two LNG carriers operating under its technical management for third parties and a vessel secured under a long-term bareboat charter from Lepta Shipping, a subsidiary of Mitsui. In addition, GasLog owns limited partnership units representing a 28.5% limited partner interest and a 2.0% general partnership interest in the Partnership (before giving effect to this offering). GasLog was incorporated in 2003 and is effectively controlled by its chairman, Peter G. Livanos, who beneficially owns approximately 40.2% of GasLog’s common shares. Mr. Livanos’ family’s shipping activities commenced more than 100 years ago. Since its initial public offering in April 2012, GasLog has increased by approximately 91% the total carrying capacity of vessels in its fleet, which includes vessels on the water and newbuildings on order. In addition, GasLog, through its wholly owned subsidiary GasLog LNG Services, provides ship management services to the LNG carriers in our fleet and, subject to any alternative arrangements with the applicable charterer, additional ships we may acquire from GasLog. GasLog also provides certain administrative and commercial management services to the Partnership. There are also risks associated with GasLog that may affect us. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Business” of our Annual Report on Form 20-F.

Upon completion of this offering, GasLog will own our 2.0% general partner interest, all of our incentive distribution rights, 162,358 common units and all of our subordinated units. Our general partner, by virtue of its general partner interest, controls the appointment of four of our seven directors (subject to its right to transfer the power to elect one director to the common unitholders so that they will thereafter elect a majority of our directors). GasLog intends to utilize us as its primary growth vehicle to pursue the acquisition of LNG carriers that are expected to generate long-term, stable cash flows.

Recent Developments

Dropdown of the GasLog Seattle

On November 1, 2016, we acquired from GasLog 100% of the ownership interest in GAS-seven Ltd., the entity that owns the GasLog Seattle, for an aggregate purchase price of $189.0 million, including $1.0 million of positive net working capital.

Preliminary Financial Data for the Quarter Ended December 31, 2016

We are in the process of finalizing our financial results for the quarter ended December 31, 2016. Based on available information to date, for the quarter ended December 31, 2016 we expect to report:

(All amounts expressed in millions of U.S. dollars)	IFRS Common Control Reported Results(1)		Partnership Performance Results(2)
	Quarter ended December 31, 2016 Low (Estimated)	Quarter ended December 31, 2016 High (Estimated)	Quarter ended December 31, 2016 Low (Estimated)	Quarter ended December 31, 2016 High (Estimated)
Revenues	55.6	59.1	53.7	57.1
Profit	24.5	26.0	23.8	25.3
EBITDA(3)	41.5	44.0	39.9	42.4
Distributable cash flow(3)	n/a	n/a	22.5	23.9

(1)

“IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to the GasLog Seattle for the period prior to its transfer to GasLog Partners from GasLog on November 1, 2016, as this transfer was accounted for as a reorganization of entities under common control for IFRS accounting purposes. IFRS Common Control Reported Results presented elsewhere in this document do not include amounts related to the GasLog Seattle for the period prior to its transfer to GasLog Partners from GasLog, as such results represent periods prior to November 1, 2016.

(2)

“Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to the GasLog Seattle, currently owned by the Partnership, for the period prior to its transfer to GasLog Partners from GasLog on November 1, 2016, as the Partnership is not entitled to the cash or results generated in the periods prior to its transfer. Such results are included in the GasLog Partners’ results in accordance with IFRS because the transfer of the vessel owning entities by GasLog to the Partnership represents a reorganization of entities under common control and the Partnership reflects such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

(3)	EBITDA and distributable cash flow are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS.

As of December 31, 2016, we estimate cash and total debt net of deferred loan fees to be approximately $50 million and $814 million, respectively.

This financial data for the quarter ended December 31, 2016 is preliminary and may change. This preliminary financial data has been prepared by, and is the responsibility of our management. Deloitte LLP, our independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial data, nor have any other independent accountants. Accordingly, Deloitte LLP does not express an opinion or any other form of assurance with respect thereto. There can be no assurance that our actual results for this quarterly period will not differ from the preliminary financial data and such changes could be material. In addition, these estimates should not be viewed as a substitute for full financial statements prepared in accordance with IFRS. In addition, this preliminary financial data for the quarter ended December 31, 2016 is not necessarily indicative of the results to be achieved for any future period.

The following table presents a reconciliation of the high and low end of our preliminary EBITDA for the quarter ended December 31, 2016 to profit:

(All amounts expressed in millions of U.S. dollars)	IFRS Common Control Reported Results(1)		Partnership Performance Results(2)
	Quarter ended December 31, 2016 Low (Estimated)	Quarter ended December 31, 2016 High (Estimated)	Quarter ended December 31, 2016 Low (Estimated)	Quarter ended December 31, 2016 High (Estimated)
Profit for the period	24.5	26.0	23.8	25.3
Financial income	(0.1)	(0.1)	(0.1)	(0.1)
Financial costs	8.5	9.0	8.1	8.6
Gain on interest rate swaps	(3.5)	(3.7)	(3.5)	(3.7)
Depreciation	12.1	12.8	11.6	12.3

EBITDA	41.5	44.0	39.9	42.4

The following table presents a reconciliation of the high and low end of our preliminary distributable cash flow for the quarter ended December 31, 2016 to profit:

(All amounts expressed in millions of U.S. dollars)	Partnership Performance Results(2)
	Quarter ended December 31, 2016 Low (Estimated)	Quarter ended December 31, 2016 High (Estimated)
Profit for the period	23.8	25.3
Financial income	(0.1)	(0.1)
Financial costs	8.1	8.6
Gain on interest rate swaps	(3.5)	(3.7)
Depreciation	11.6	12.3

EBITDA	39.9	42.4

Cash interest expense excluding amortization of loan fees	(7.7)	(8.2)
Drydocking capital reserve	(2.2)	(2.4)
Replacement capital reserve	(7.5)	(7.9)

Distributable cash flow	22.5	23.9

In addition, the Partnership’s management intends to recommend to our board of directors an approximately 5% annualized increase in the Partnership’s cash distribution per unit commencing with the first full quarter contribution of financial results from the GasLog Seattle acquisition, which closed on November 1, 2016. For the fourth quarter of 2016, management intends to recommend to our board of directors an increase of our current quarterly distribution on our common units from $0.478 per unit to an approximate range of $0.478 to $0.500 per unit. Any such increase would be conditional upon, among other things, the approval of such increase by our board of directors and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

As a result of the foregoing considerations and the other limitations on non-GAAP measures described herein, investors are cautioned not to place undue reliance on this preliminary financial information. See “Risk Factors—Risks Related to Our Business and Industry—There are material limitations with making estimates of our results for current or prior periods prior to the completion of our normal review procedures for such periods,” “Forward-Looking Statements,” “Summary Financial and Operating Data” and our consolidated financial statements and the related notes thereto included elsewhere in or incorporated by reference into this prospectus.

Corporate Information

Our registered and principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco, and our phone number is + 377 97 97 51 15. We make our periodic reports and other information filed with or furnished to the SEC, available, free of charge through our website at www.gaslogmlp.com as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. See “Where You Can Find More Information” for an explanation of our reporting requirements as a foreign private issuer.

Organizational and Ownership Structure

At the closing of this offering, we will receive $   million from our general partner for 76,531 general partner units to allow it to maintain its 2.0% general partner interest in us (or $   million for 88,010 general partner units if the underwriter exercises in full its option to purchase additional common units). The sale of general partner units is not part of this offering. The following table and diagram depict our simplified organizational and ownership structure after giving effect to the offering and the sale of general partner units, assuming no exercise of the underwriter’s option to purchase additional common units:

	Number of Units	Percentage Ownership
Public Common Units(1)	28,160,000	72.35%
Common Units held by GasLog Ltd.(1)	162,358	0.42%
Subordinated Units held by GasLog Ltd.	9,822,358	25.23%
General Partner Units	778,464	2.00%

	38,923,180	100%

(1)	If the underwriter’s option is exercised in full, then GasLog would own common units representing a 0.41% ownership interest in us and the public would own common units representing a 72.72% ownership interest in us.

The Offering

Common units offered to the public	3,750,000 common units.
4,312,500 common units if the underwriter exercises in full its option to purchase additional common units.
Common units and subordinated unitsoutstanding after this offering	28,322,358 common units and 9,822,358 subordinated units, representing a 72.77% and 25.23% interest in us, respectively.

28,884,858 common units and 9,822,358 subordinated units, representing a 73.13% and 24.87% interest in us, respectively, if the underwriter exercises in full its option to purchase additional common units.

General partner units

At the closing of this offering, we will receive   million from our general partner for 76,531 general partner units to allow it to maintain its 2.0% general partner interest in us (or   million for 88,010 general partner units if the underwriter exercises in full its option to purchase additional common units). The sale of general partner units is not part of this offering.

Use of proceeds

We will use the net proceeds from the sale of the securities covered by this prospectus for general partnership purposes, which may include future acquisitions, debt repayment, capital expenditures and additions to working capital. We currently expect that this will include future acquisitions from GasLog.

U.S. federal income tax considerations

Although we are organized as a partnership, we have elected to be treated as a corporation solely for U.S. federal income tax purposes. Consequently, all or a portion of the distributions you receive from us will constitute dividends for such purposes. The remaining portion of such distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common units and, thereafter, as capital gain. We estimate that if you hold the common units that you purchase in this offering through the period ending December 31, 2019, the distributions you receive, on a cumulative basis, will constitute dividends for U.S. federal income tax purposes and will be approximately 46% of the total cash distributions you receive during that period. Please see “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions” for the basis of this estimate. Please also see “Risk Factors—Tax Risks” in our Annual Report on Form 20-F, as filed with the SEC on February 12, 2016 and incorporated by reference into this prospectus, for a discussion relating to the taxation of dividends. For a discussion of other material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, see “Material U.S. Federal Income Tax Considerations”.
Non-U.S. tax considerations

We have been organized under the laws of the Republic of the Marshall Islands. As of January 20, 2017, we have ten subsidiaries, one incorporated in the Marshall Islands and nine incorporated in Bermuda. Of our subsidiaries, nine own vessels in our fleet. GasLog Partners, GasLog LNG Services and our general partner are expected to be treated as managed and controlled in Monaco. For a discussion of material Marshall Islands income tax considerations that may be relevant to prospective unitholders and for a discussion of the risk that unitholders may assume and for the activities we undertake in various jurisdictions for taxation purposes, see “Non-United States Tax Considerations” and “Risk Factors—Tax Risks” starting on page 41 of our Annual Report on Form 20-F.

Exchange listing	Our common units are listed on the New York Stock Exchange under the symbol “GLOP”.

Summary Financial and Operating Data

Summary Financial Data

This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included in “Item 18. Financial Statements” of our Annual Report on Form 20-F, as filed with the SEC on February 12, 2016 and incorporated by reference into this prospectus and the interim unaudited condensed consolidated financial statements of GasLog Partners included in Exhibit 99.2 of the Report on Form 6-K as furnished to the SEC on October 27, 2016 and incorporated by reference into this prospectus. You should also read “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F, as filed with the SEC on February 12, 2016 and incorporated by reference into this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in Exhibit 99.2 of the Report on Form 6-K as furnished to the SEC on October 27, 2016 and incorporated by reference into this prospectus.

Certain numerical figures included in the below tables have been rounded. Discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

IFRS Common Control Results

The following table presents, in each case for the periods and as of the dates indicated, summary historical financial and operating data. The summary historical financial data as of December 31, 2014 and 2015 and for each of the years in the three year period ended December 31, 2015 has been derived from our audited combined and consolidated financial statements of GasLog Partners LP included in “Item 18. Financial Statements” of our Annual Report on Form 20-F filed with the SEC on February 12, 2016 and incorporated by reference into this prospectus. The historical financial data as of December 31, 2013 is derived from our audited combined and consolidated financial statements which are not incorporated by reference in this prospectus. The summary historical financial data as of September 30, 2016 and for the three and nine-month periods ended September 30, 2015 and 2016 has been derived from the interim unaudited condensed consolidated financial statements of GasLog Partners LP included in Exhibit 99.2 of our Report on Form 6-K furnished to the SEC on October 27, 2016 and incorporated by reference into this prospectus. The annual financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or the “IASB”. The interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the IASB.

Prior to the closing of our IPO, we did not own any vessels. The following presentation assumes that our business was operated as a separate entity prior to its inception. For the periods prior to the closing of the IPO, our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results. The annual combined and consolidated financial statements and our historical financial and operating data under “IFRS Common Control Reported Results” include the accounts of the Partnership and its subsidiaries assuming that each entity was consolidated from the date of its formation or incorporation by GasLog, as they were under the common control of GasLog. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO, the transfer of two vessels from GasLog to the Partnership in September 2014 and the transfer of three vessels from GasLog to the Partnership in July 2015 were each accounted for as a reorganization of entities under common control under IFRS. The transfer of the GasLog Seattle to the Partnership on November 1, 2016 is not reflected in the summary financial data presented below.

	Historical
	Year Ended December 31,			Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2015	2015	2016	2015	2016
	(dollars in thousands)
Statement of Profit or Loss:
Revenues	$64,143	$158,170	$199,689	$51,453	$51,452	$147,736	$150,446
Vessel operating costs	(12,311)	(30,752)	(42,788)	(10,151)	(10,822)	(32,249)	(32,634)
Voyage expenses and commissions	(786)	(2,028)	(2,442)	(640)	(644)	(2,031)	(2,135)
Depreciation	(12,238)	(33,931)	(44,253)	(11,099)	(11,116)	(33,097)	(33,168)
General and administrative expenses	(1,525)	(6,382)	(10,986)	(3,415)	(2,750)	(8,322)	(8,426)

Profit from operations	37,283	85,077	99,220	26,148	26,120	72,037	74,083

Financial costs	(12,133)	(33,393)	(27,202)	(6,923)	(7,333)	(20,316)	(21,766)
Financial income	32	40	26	5	84	24	126
Gain/(loss) on interest rate swaps	1,036	(8,078)	—	—	—	—	—

Total other expenses, net	(11,065)	(41,431)	(27,176)	(6,918)	(7,249)	(20,292)	(21,640)

Profit for the year/period	$26,218	$43,646	$72,044	$19,230	$18,871	$51,745	$52,443

Profit attributable to GasLog’s operations	$26,218	$29,102	$7,004	$—	$—	$7,004	$—
Partnership’s profit	$—	$14,544	$65,040	$19,230	$18,871	$44,741	$52,443

Earnings per unit attributable to the Partnership:(1)
Common units	$—	$0.75	$2.38	$0.56	$0.54	$1.79	$1.55
Subordinated units	$—	$0.56	$1.85	$0.56	$0.52	$1.26	$1.52
General partner units	$—	$0.66	$2.28	$0.60	$0.56	$1.64	$1.60

	Historical
	As of December 31,			As of September 30,
	2013	2014	2015	2016
	(dollars in thousands)
Statement of Financial Position Data:
Cash and cash equivalents	$14,404	$47,242	$60,402	$109,724
Short-term investments	—	21,700	—	—
Vessels	562,531	1,311,857	1,274,734	1,246,609
Total assets	581,770	1,388,164	1,347,170	1,365,787
Borrowings—current portion	22,075	21,000	325,768	37,974
Borrowings—non-current portion	363,917	775,537	415,723	664,524
Total equity	156,169	554,304	578,177	635,759

	Year Ended December 31,			Nine Months Ended September 30,
	2013	2014	2015	2015	2016
	(dollars in thousands)
Cash Flow Data:
Net cash from operating activities	$32,159	$109,598	$113,230	$82,831	$91,194
Net cash (used in)/from investing activities	(454,263)	(807,766)	14,592	16,414	(5,127)
Net cash from/(used in) financing activities	436,506	731,005	(114,662)	(68,284)	(36,745)

	Year Ended December 31,			Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2015	2015	2016	2015	2016
Fleet Data*:
Number of LNG carriers at end of period	3	8	8	8	8	8	8
Average number of LNG carriers during period	2.3	6.1	8	8	8	8	8
Average age of LNG carriers (years) at the end of the period	0.76	5.7	6.7	6.4	7.5	6.4	7.5
Total calendar days for fleet	833	2,230	2,920	736	736	2,184	2,192
Total operating days for fleet(2)	833	2,222	2,855	736	736	2,109	2,147

*	The Fleet Data above is calculated consistent with our IFRS Common Control Reported Results.

	Year Ended December 31,					Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014		2015		2015	2016	2015		2016
	(dollars in thousands)
Other Financial Data:
EBITDA(3)	$49,521	$119,008		$143,473		$37,247	$37,236	$105,134		$107,251
Capital expenditures:
Payment for vessels and vessels under construction	452,792	787,601		7,142		5,301	860	5,315		5,240
Distributable cash flow(3)	N/A	27,259		72,254		21,403	21,413	49,713		60,116
Cash distributions declared	9,800	21,219	(4)	51,192	(5)	14,047	17,077	35,481	(5)	48,500
Cash distributions paid	—	23,169	(4)	59,042	(5)	14,047	17,077	43,331	(5)	48,500

Partnership Performance Results

The unaudited financial and operating data below exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the Partnership was not entitled to the cash or results generated in the periods prior to such transfers. The Partnership Performance Results are non-GAAP financial measures that the Partnership believes provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership because such presentation is consistent with the calculation of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership.

	Year Ended December 31,			Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2015	2015	2016	2015	2016
	(dollars in thousands)
PARTNERSHIP PERFORMANCE STATEMENT OF PROFIT OR LOSS(3)
Revenues	$—	$65,931	$168,927	$51,453	$51,452	$116,973	$150,446
Vessel operating costs	—	(12,226)	(33,656)	(10,151)	(10,822)	(23,350)	(32,634)
Voyage expenses and commissions	—	(817)	(2,102)	(640)	(644)	(1,458)	(2,135)
Depreciation	—	(13,352)	(35,981)	(11,099)	(11,116)	(24,826)	(33,168)
General and administrative expenses	—	(4,591)	(10,383)	(3,415)	(2,750)	(7,719)	(8,426)

Profit from operations	—	34,945	86,805	26,148	26,120	59,620	74,083

Financial costs	—	(15,206)	(21,789)	(6,923)	(7,333)	(14,902)	(21,766)
Financial income	—	23	24	5	84	23	126
Loss on interest rate swaps	—	(5,218)	—	—	—	—	—

Total other expenses, net	—	(20,401)	(21,765)	(6,918)	(7,249)	(14,879)	(21,640)

Partnership’s profit	$—	$14,544	$65,040	$19,230	$18,871	$44,741	$52,443

	Year Ended December 31,			Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2015	2015	2016	2015	2016
Partnership Performance Fleet Data*:
Number of LNG carriers at end of period	—	5	8	8	8	8	8
Average number of LNG carriers during period	—	2.4	6.5	8	8	6	8
Average age of LNG carriers (years) at the end of the period	—	4.5	6.7	6.4	7.5	6.4	7.5
Total calendar days for fleet	—	885	2,377	736	736	1,641	2,192
Total operating days for fleet(2)	—	885	2,377	736	736	1,641	2,147

*	The Partnership Performance Fleet Data above is calculated consistent with our Partnership Performance Results.

	Year Ended December 31,			Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2015	2015	2016	2015	2016
	(dollars in thousands)
Other Partnership Performance Financial Data:
EBITDA(3)	$—	$48,297	$122,786	$37,247	$37,236	$84,446	$107,251
Capital expenditures:
Distributable cash flow(3)	—	27,259	72,254	21,403	21,413	49,713	60,116
Cash distributions declared	—	13,369	51,192	14,047	17,077	35,481	48,500
Cash distributions paid	—	13,369	51,192	14,047	17,077	35,481	48,500

(1)

On May 12, 2014, the Partnership completed its IPO and issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. On September 29, 2014, the Partnership completed a follow-on public offering of 4,500,000 common units. In connection with the offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. On June 26, 2015, the Partnership completed a follow-on public offering of 7,500,000 common units. In connection with the offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. On August 5, 2016, the Partnership completed a further follow-on public offering of 2,750,000 common units. In connection with the offering, the Partnership issued 56,122 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. Earnings per unit is presented for the periods in which the units were outstanding.

(2)

The operating days for our fleet are the total number of days in a given period that the vessels were in our possession less the total number of days off-hire not recoverable from the insurers. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crew strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

(3)	Non-GAAP Financial Measures

Partnership Performance Results. As described above, our IFRS Common Control Reported Results are derived from the annual combined and consolidated financial statements and the interim unaudited condensed consolidated financial statements of the Partnership.

The Partnership Performance Results presented above are non-GAAP measures and exclude amounts related to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. (the owners of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, respectively) for the period prior to the closing of the IPO, GAS-sixteen Ltd. and GAS-seventeen Ltd. (the owners of the Methane Rita Andrea and the Methane Jane Elizabeth, respectively) for the period prior to their transfer to the Partnership on September 29, 2014 and the amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s reported financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control under IFRS, (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. were not owned by the Partnership prior to the closing of the IPO, (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership in September 2014 and (iii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers. The Partnership believes these measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership.

The non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

For the year ended December 31, 2013, prior to the Partnership’s incorporation, no results were attributable to the Partnership.

Reconciliation of Partnership Performance Results to IFRS Common Control Reported Results in our Financial Statements:

	Year Ended December 31, 2014			Year Ended December 31, 2015
	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
	(thousands of dollars)
STATEMENT OF PROFIT OR LOSS
Revenues	$92,239	$65,931	$158,170	$30,762	$168,927	$199,689
Vessel operating costs	(18,526)	(12,226)	(30,752)	(9,132)	(33,656)	(42,788)
Voyage expenses and commissions	(1,211)	(817)	(2,028)	(340)	(2,102)	(2,442)
Depreciation	(20,579)	(13,352)	(33,931)	(8,272)	(35,981)	(44,253)
General and administrative expenses	(1,791)	(4,591)	(6,382)	(603)	(10,383)	(10,986)

Profit from operations	50,132	34,945	85,077	12,415	86,805	99,220

Financial costs	(18,187)	(15,206)	(33,393)	(5,413)	(21,789)	(27,202)
Financial income	17	23	40	2	24	26
Loss on interest rate swaps	(2,860)	(5,218)	(8,078)	—	—	—

Total other expenses, net	(21,030)	(20,401)	(41,431)	(5,411)	(21,765)	(27,176)

Profit for the year	$29,102	$14,544	$43,646	$7,004	$65,040	$72,044

	For the three months ended September 30, 2015			For the three months ended September 30, 2016
	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
	(thousands of dollars)
STATEMENT OF PROFIT OR LOSS
Revenues	$—	$51,453	$51,453	$—	$51,452	$51,452
Vessel operating costs	—	(10,151)	(10,151)	—	(10,822)	(10,822)
Voyage expenses and commissions	—	(640)	(640)	—	(644)	(644)
Depreciation	—	(11,099)	(11,099)	—	(11,116)	(11,116)
General and administrative expenses	—	(3,415)	(3,415)	—	(2,750)	(2,750)

Profit from operations	—	26,148	26,148	—	26,120	26,120

Financial costs	—	(6,923)	(6,923)	—	(7,333)	(7,333)
Financial income	—	5	5	—	84	84

Total other expenses, net	—	(6,918)	(6,918)	—	(7,249)	(7,249)

Profit for the year	$—	$19,230	$19,230	$—	$18,871	$18,871

	For the nine months ended September 30, 2015			For the nine months ended September 30, 2016
	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
	(thousands of dollars)
STATEMENT OF PROFIT OR LOSS
Revenues	$30,763	$116,973	$147,736	$—	$150,446	$150,446
Vessel operating costs	(8,899)	(23,350)	(32,249)	—	(32,634)	(32,634)
Voyage expenses and commissions	(573)	(1,458)	(2,031)	—	(2,135)	(2,135)
Depreciation	(8,271)	(24,826)	(33,097)	—	(33,168)	(33,168)
General and administrative expenses	(603)	(7,719)	(8,322)	—	(8,426)	(8,426)

Profit from operations	12,417	59,620	72,037	—	74,083	74,083

Financial costs	(5,414)	(14,902)	(20,316)	—	(21,766)	(21,766)
Financial income	1	23	24	—	126	126

Total other expenses, net	(5,413)	(14,879)	(20,292)	—	(21,640)	(21,640)

Profit for the year	$7,004	$44,741	$51,745	$—	$52,443	$52,443

EBITDA

EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. EBITDA, which is a non-GAAP financial measure, is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on interest rate swaps, taxes, depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or as a substitute for, or superior to profit, profit from operations, earnings per unit or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that it does not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

EBITDA is presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog.

Reconciliation of EBITDA to Profit:

IFRS Common Control Reported Results:

	Year Ended December 31,			Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2015	2015	2016	2015	2016
	(dollars in thousands)
Profit	$26,218	$43,646	$72,044	$19,230	$18,871	$51,745	$52,443
Financial income	(32)	(40)	(26)	(5)	(84)	(24)	(126)
Financial costs	12,133	33,393	27,202	6,923	7,333	20,316	21,766
(Gain)/loss on interest rate swaps	(1,036)	8,078	—	—	—	—	—
Depreciation	12,238	33,931	44,253	11,099	11,116	33,097	33,168

EBITDA	$49,521	$119,008	$143,473	$37,247	$37,236	$105,134	$107,251

Partnership Performance Results:

	Year Ended December 31,			Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2015	2015	2016	2015	2016
	(dollars in thousands)
Profit	$—	$14,544	$65,040	$19,230	$18,871	$44,741	$52,443
Financial income	—	(23)	(24)	(5)	(84)	(23)	(126)
Financial costs	—	15,206	21,789	6,923	7,333	14,902	21,766
Loss on interest rate swaps	—	5,218	—	—	—	—	—
Depreciation	—	13,352	35,981	11,099	11,116	24,826	33,168

EBITDA	$—	$48,297	$122,786	$37,247	$37,236	$84,446	$107,251

Distributable cash flow

Distributable cash flow with respect to any quarter means EBITDA, as defined above for the Partnership Performance Results, after considering financial costs for the period, excluding amortization of loan fees, estimated drydocking and replacement capital reserves established by the Partnership. Estimated drydocking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to profit or any other indicator of the Partnership’s performance calculated in accordance with GAAP. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to EBITDA*:

(Amounts expressed in U.S. Dollars)

	Year Ended December 31,			Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2015	2015	2016	2015	2016
	(dollars in thousands)
EBITDA	$—	$48,297	$122,786	$37,247	$37,236	$84,446	$107,251
Financial costs excluding amortization of loan fees	—	(9,912)	(19,484)	(6,159)	(6,425)	(13,370)	(18,939)
Drydocking capital reserve	—	(2,621)	(8,338)	(2,670)	(2,168)	(5,668)	(6,505)
Replacement capital reserve	—	(8,505)	(22,710)	(7,015)	(7,230)	(15,695)	(21,691)

Distributable cash flow	—	27,259	72,254	21,403	21,413	49,713	60,116
Other reserves**	—	(3,173)	(16,067)	(5,691)	(4,336)	(9,238)	(10,250)

Cash distributions***	$—	$24,086	$56,187	$15,712	$17,077	$40,475	$49,866

*	The reconciliation of EBITDA to profit is presented in Note 3 above.

**

Refers to reserves (other than the drydocking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries). For the years ended December 31, 2014 and 2015, the other reserves amounts above have been increased by $141 and reduced by $56 of foreign exchange gains and losses, respectively. For the three and nine-month period ended September 30, 2015, the other reserves amounts above have been reduced by $63 and $51, respectively of foreign exchange losses and for the three and nine-month period ended September 30, 2016, distributable cash flow as reported has been adjusted to exclude the potentially disparate impact of foreign exchange gains/losses.

***	Refers to cash distributions made since the Partnership’s IPO. It excludes payments of dividends due to GasLog before vessels’ drop-down to the Partnership.

(4)

Cash distribution paid includes $9.80 million dividend due to GasLog which was declared in 2013 and excludes $7.85 million dividend due to GasLog which was declared in 2014, in both cases prior to the contribution of the relevant vessels to the Partnership.

(5)	Cash distribution paid includes $7.85 million dividend due to GasLog which was declared in 2014 prior to the contribution of the relevant vessels to the Partnership.

RISK FACTORS

Any investment in our common units involves a high degree of risk. Before investing in our common units, you should carefully consider the risk factor set forth below and the important factors set forth under the heading “Risk Factors” starting on page 7 of our Annual Report on Form 20-F, which was filed with the SEC on February 12, 2016 and incorporated herein by reference. For further details, see the sections entitled “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference”.

Risks Related to Our Business and Industry

There are material limitations with making estimates of our results for current or prior periods prior to the completion of our normal review procedures for such periods.

The preliminary financial data contained in “Summary—Recent Developments” is not a comprehensive statement of our financial data for the quarter ended December 31, 2016 and has not been reviewed or audited by our independent registered public accounting firm or any other independent auditors. The actual data for the quarter ended December 31, 2016 may vary from our expectations and may be materially different from the preliminary financial estimates we have provided due to completion of quarterly close procedures, final adjustments and other developments that may arise between now and the time the financial data for this period are finalized. Accordingly, investors should not place undue reliance on such preliminary financial information.

If any of these risks were to materialize, our business, results of operations, cash flows and financial condition could be materially adversely affected. In that case, our ability to make distributions to our unitholders may be reduced, the trading price of our common units could decline and you could lose all or part of your investment. The risks referred to above are not the only ones that may exist. Additional risks not currently known by us or that we deem immaterial may also impair our business operations.

FORWARD-LOOKING STATEMENTS

All statements in this prospectus supplement that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the SEC, other information sent to our security holders, and other written materials. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus supplement, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•

general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•	our ability to enter into time charters with new and existing customers;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;

•	our ability to purchase vessels from GasLog in the future;

•

our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility entered into upon consummation of the IPO and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•	number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	our ability to maintain long-term relationships with major energy companies;

•

our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;

•	risks inherent in ship operation, including the discharge of pollutants;

•	GasLog’s ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	potential liability from future litigation;

•	our business strategy and other plans and objectives for future operations;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 12, 2016 available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriting discounts and estimated expenses payable by us, will be approximately $  million (including $  million from the sale of general partner units to our general partner to maintain its 2.0% interest in us) ($  million if the underwriter exercises its option to purchase additional shares in full which includes an additional $  million from our general partner’s related capital contribution).

We will use the net proceeds from the sale of the common units covered by this prospectus for general partnership purposes, which may include future acquisitions, debt repayment, capital expenditures and additions to working capital. We currently expect that this will include future acquisitions from GasLog.

We are not obligated to purchase any of the vessels from GasLog that we have the option to purchase under the omnibus agreement and, accordingly, we may not complete the purchase of any such vessels. Furthermore, our ability to purchase any additional vessels, including under the omnibus agreement, is dependent on our ability to obtain financing to fund all or a portion of the acquisition costs of these vessels. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Business” of our Annual Report on Form 20-F for a discussion of the risks we face in acquiring vessels. See also “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement” of our Annual Report on Form 20-F.

CASH AND CAPITALIZATION

The following table shows (a) cash and cash equivalents and (b) consolidated capitalization as of September 30, 2016 on an:

•	actual basis;

•	as adjusted basis, giving effect to:

•	the principal payments on our bank indebtedness totaling $18.42 million during the period from October 1, 2016 to January 20, 2017;

•

the acquisition of the GasLog Seattle from GasLog on November 1, 2016 for a net cash consideration of $68.15 million ($189.00 million acquisition price less assumed debt of $122.29 million plus working capital adjustment of $1.43 million); and

•	cash distribution of $17.08 million paid on November 11, 2016 to all unitholders of record as of November 7, 2016;

•

as further adjusted basis, giving effect to the issuance and sale of common units in this offering at a public offering price of $  per unit and the capital contribution by our general partner to maintain its 2.0% general partner interest in us, assuming no exercise of the underwriter’s option to purchase additional units, resulting in net proceeds of approximately $  million (after deducting estimated offering expenses of $  million).

Other than these adjustments, there has been no material change in our capitalization from debtor equity issuances, re-capitalizations or special dividends between September 30, 2016, and the date of this prospectus supplement.

This table is derived from and should be read together with the condensed consolidated financial statements of GasLog Partners LP and the accompanying notes incorporated herein by reference. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Exhibit 99.2 of the Report on Form 6-K as furnished to the SEC on October 27, 2016 and incorporated herein by reference.

	As of September 30, 2016
	Actual	Adjusted		As Further Adjusted
	(dollars in thousands)
CASH
Cash and cash equivalents	$109,724	$6,089	(1)

CAPITALIZATION
Debt:
Borrowings—current portion	37,974	27,067
Borrowings—non-current portion	664,524	779,307

Total debt	702,498	806,374

Partners’ Capital:
Common unitholders: 24,572,358 units issued and outstanding as of September 30, 2016 and as adjusted and 28,322,358 units issued and outstanding as further adjusted	561,931	550,185
Subordinated unitholders: 9,822,358 units issued and outstanding as of September 30, 2016, as adjusted and as further adjusted	60,727	56,032
General partner: 701,933 units issued and outstanding as of September 30, 2016 and as adjusted and 778,464 units issued and outstanding as further adjusted	10,020	9,678
Incentive Distribution Rights	3,080	2,785

Total Partners’ Capital	635,758	618,680

Total capitalization	$1,338,256	$1,425,054

(1)

As presented in “Summary—Recent Developments”, after giving effect to the Partnership’s operations during the fourth quarter of 2016, we estimate cash and total debt net of deferred loan fees as of December 31, 2016 to be approximately $50 million and $814 million, respectively. In addition, as of December 31, 2016 and on an as adjusted and as further adjusted basis, the Partnership has unused availability under its revolving credit facility with GasLog and its credit facility assumed upon the acquisition of the GasLog Seattle of $30.0 million and $11.64 million, respectively.

PRICE RANGE OF OUR COMMON UNITS

Our common units started trading on the New York Stock Exchange under the symbol “GLOP” on May 7, 2014. The last reported sales price of our common units on January 20, 2017 was $21.55. The following table sets forth the high and low closing sale prices for the common units since the date of listing for the periods indicated.

	Price Range		Cash Distribution Per Unit(1)
	High	Low
Year ended December 31, 2015	$29.28	$12.67	$1.825
Year ended December 31, 2016	$22.00	$10.00	N/A	(2)
First Quarter 2015	$26.41	$22.38	$0.4345
Second Quarter 2015	$29.28	$22.85	$0.4345
Third Quarter 2015	$22.73	$14.37	$0.478
Fourth Quarter 2015	$18.98	$12.67	$0.478
First Quarter 2016	$17.19	$10.00	$0.478
Second Quarter 2016	$20.97	$15.61	$0.478
Third Quarter 2016	$22.00	$18.87	$0.478
Fourth Quarter 2016	$21.90	$19.50	N/A	(2)
July 2016	$22.00	$18.98	N/A
August 2016	$21.00	$18.87	N/A
September 2016	$21.79	$19.25	N/A
October 2016	$21.90	$20.25	N/A
November 2016	$20.95	$19.50	N/A
December 2016	$20.75	$19.55	N/A
January 1 to January 20, 2017	$21.80	$20.85	N/A

(1)	Distributions are shown for the quarter with respect to which they are declared.

(2)	Distributions for the fourth quarter of 2016 have not been determined as of the date of this prospectus.

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. No certificates will be issued to the unitholders in respect of the common units or subordinated units. For a description of the relative rights and privileges of holders of common units and subordinated units in and to partnership distributions, see this section and “Our Cash Distribution Policy and Restrictions on Distributions”. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, see “Summary of our Partnership Agreement” found elsewhere in this prospectus.

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust, LLC serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for their activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may, at the direction of our board of directors, act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we entered into in connection with our formation and the IPO.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

See “Item 8. Financial Information—Our Cash Distribution Policy” beginning on page 104 of our Annual Report on Form 20-F for descriptions of the general partner interest and the incentive distribution rights.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Cravath, Swaine & Moore LLP, our U.S. counsel, insofar as it contains legal conclusions with respect to matters of U.S. federal income tax law. The opinion of our counsel is dependent on the accuracy of factual representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Code, Treasury Regulations and current administrative rulings and court decisions, all as in effect or existence on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we”, “our” or “us” are references to GasLog Partners LP.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you are encouraged to consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is encouraged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10.0% of our equity and that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as foreign source “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate, or a “U.S. Individual Holder”, generally will be treated as “qualified dividend income”, which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which we expect our common units to be traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed at ordinary income rates to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends”. In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income”, then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Ratio of Dividend Income to Distributions

The amount of distributions we pay on our common units that is treated as dividend income will depend upon the amount of our current and accumulated earnings and profits. We will compute our earnings and profits for each taxable year in accordance with U.S. federal income tax principles. Based upon various assumptions and estimates regarding our expected earnings and profits, we estimate that approximately 46% of the total cash distributions received by a purchaser of common units in this offering that holds such common units through December 31, 2019 will constitute dividend income. The remaining portion of these distributions will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in its common units and thereafter as capital gain. These estimates are based upon the assumption that we will pay a quarterly distribution of $0.500 per unit, an approximate 5% annualized increase on our current quarterly distribution of $0.478 per unit on our common units during the referenced period and on other assumptions with respect to our earnings, capital expenditures and cash flow for this period. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties that are beyond our control. Further, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of total cash distributions that will constitute dividend income could be higher or lower, and any differences could be material or could materially affect the value of the common units.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under “—Distributions” and “—Ratio of Dividend Income to Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Unitholders are encouraged to consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

•

at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

•

at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our past, current and projected methods of operation, and an opinion of counsel, we do not believe that we were, are or will be a PFIC for any of previous taxable years or for our current or any future taxable year. We have received opinions of our U.S. counsel, Cravath, Swaine & Moore LLP, in support of this position that conclude that the income our subsidiaries earn from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that more than 25.0% of our gross income for each of our previous taxable years arose and that we expect that more than 25.0% of our gross income for our current and each future taxable year will arise from such time-chartering activities, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these representations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC any of our previous taxable years or for our current or any future taxable year.

Our counsel has indicated to us that the conclusions described above are not free from doubt. While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the United States Court of Appeals for the Fifth Circuit (or the Fifth Circuit) held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Code. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time-chartering operations, and the opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of counsel in support of our position, it is possible that the IRS or a court could disagree with this position and the opinion of our counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund”, which we refer to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such units owned by such holder will be treated as PFIC units even if we are not a PFIC in a subsequent year and, if the total value of all PFIC stock that such holder directly or indirectly owns exceeds certain thresholds, such holder must file an annual report with the IRS.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year, and a U.S. Holder makes a timely QEF election, such holder hereinafter an “Electing Holder”, then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock”, then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. The mark-to-market election generally will not be available with respect to subsidiaries. Accordingly, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, the mark-to-market election generally will not be available with respect to such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year, such holder hereinafter a “Non-Electing Holder”, would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the portion of the Non- Electing Holder’s holding period for the common units before the taxable year) and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•

the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units. A Non-Electing Holder may be required to report its ownership of our units by filing IRS Form 8621 with its U.S. federal income tax return.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you are encouraged to consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a U.S. Individual Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a U.S. Individual Holder also may be subject to backup withholding if the U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

U.S. Holders purchasing more than $100,000 of our common units in this offering generally will be required to file IRS Form 926 reporting such payment. For purposes of determining the total dollar value of common units purchased by a U.S. Holder in this offering, units purchased by certain related parties (including family members) are included. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with this reporting obligation. Each U.S. Holder is encouraged to consult its own tax advisor as to the possible obligation to file IRS Form 926.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders are encouraged to consult their tax advisors regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of our units.

NON-UNITED STATES TAX CONSIDERATIONS

Unless the context otherwise requires, references in this section to “we”, “our” or “us” are references to GasLog Partners LP.

Marshall Islands Tax Consequences

The following discussion is based upon the opinion of Cozen O’Connor, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder (so long as you are not a citizen or resident of the Marshall Islands). In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units (so long as you are not a citizen or resident of the Marshall Islands).

EACH PROSPECTIVE UNITHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER ITS PARTICULAR CIRCUMSTANCES.

UNDERWRITING

Citigroup Global Markets Inc. is acting as the underwriter. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, the underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, 3,750,000 common units.

The underwriting agreement provides that the obligations of the underwriter to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all the common units (other than those covered by the underwriter’s option to purchase additional common units described below) if it purchases any of the common units.

Common units sold by the underwriter to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any common units sold by the underwriter to securities dealers may be sold at a discount from the public offering price not to exceed $  per common unit. If all the common units are not sold at the initial offering price, the underwriter may change the offering price and the other selling terms. The underwriter does not intend to make sales to discretionary accounts.

We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase up to 562,500 additional common units at the public offering price less the underwriting discount. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

We, our officers and directors, our subsidiaries and our general partner and its affiliates, including GasLog, have agreed that, for a period of 60 days from the date of this prospectus, we and they will not, without the prior written consent of the underwriter, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. The underwriter in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Our common units are listed on the New York Stock Exchange under the symbol “GLOP”.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option.

	Per Common Unit	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The underwriting discounts and commissions to be paid by us represent  % of the total amount of this offering. We estimate that the expenses of this offering, not including the underwriting discounts and commissions, will be approximately $600,000. We will also pay up to $25,000 of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc. of the terms of sale of the common units offered hereby.

In connection with the offering, the underwriter may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriter’s option to purchase additional common units, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriter of a greater number of common units than it is required to purchase in the offering.

•	“Covered” short sales are sales of common units in an amount up to the number of common units represented by the underwriter’s option to purchase additional common units.

•	“Naked” short sales are sales of common units in an amount in excess of the number of common units represented by the underwriter’s option to purchase additional common units.

•	Covering transactions involve purchases of common units either pursuant to the underwriter’s option to purchase additional common units or in the open market in order to cover short positions.

•

To close a naked short position, the underwriter must purchase common units in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriter must purchase common units in the open market or must exercise the option to purchase additional common units. In determining the source of common units to close the covered short position, the underwriter will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which it may purchase common units through the underwriter’s option to purchase additional common units.

•	Stabilizing transactions involve bids to purchase common units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriter for its own accounts, may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.

Other Relationships

The underwriter is a full service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriter and its affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses, and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriter may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the common units and certain other legal matters, including tax matters, with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Cozen O’Connor, New York, New York. Certain other legal matters, including tax matters with respect to U.S. law, will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Certain matters with respect to this offering will be passed upon for the underwriter by Latham & Watkins LLP.

EXPERTS

The combined and consolidated financial statements of GasLog Partners LP for the year ended December 31, 2013 incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, have been audited by Deloitte Certified Public Accountants S.A. (formerly known as Deloitte Hadjipavlou, Sofianos & Cambanis S.A.), an independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such combined and consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Certified Public Accountants S.A. are located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

The combined and consolidated financial statements of GasLog Partners LP as of December 31, 2014 and 2015 and for each of the two years in the period ended December 31, 2015 incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte LLP are located at 2 New Street Square, London, EC4A 3BZ, United Kingdom.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee	$9,085
The New York Stock Exchange listing fee	18,000
Legal fees and expenses	425,000
Accounting fees and expenses	70,000
Printing and engraving costs	50,000
Transfer agent fees and other	5,000
Miscellaneous	22,915

Total	$600,000

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-3, filed with the Commission on June 1, 2015, regarding the common units. For purposes of this section, the term “registration statement” means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement and any amendments. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may wish to review the full registration statement, including the exhibits attached thereto. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC’s website on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange.

We are subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we are required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. We intend to file our annual report on Form 20-F earlier than the SEC currently requires. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at http://www.gaslogmlp.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC prior to the termination of this offering will also be considered to be part of this prospectus supplement and will automatically update and supersede previously filed information, including information contained in this document.

This prospectus supplement incorporates by reference certain documents, including the following:

•	our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on February 12, 2016;

•	our reports on Form 6-K filed with the SEC on April 28, 2016, July 28, 2016, August 1, 2016, October 27, 2016 and January 17, 2017.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the SEC and certain reports on Form 6-K that we furnish to the SEC after the date of this prospectus supplement (if they state that they are incorporated by reference into this prospectus supplement) until we file a post-effective amendment indicating that the offering of our common units made by this prospectus supplement has been terminated. In all cases, you should rely on the later information over different information included in this prospectus supplement.

We will provide, free of charge upon written or oral request, to each person to whom this prospectus supplement is delivered, including any beneficial owner of our common units, a copy of any or all of the information that has been incorporated by reference into this prospectus supplement, but which has not been delivered with the prospectus supplement. Copies of these documents also may be obtained on the “Investor Relations” section of our website at www.gaslogmlp.com. Requests for such information should be made to us at the following address:

GasLog Partners LP
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
+377 97 97 51 15
Attention: Nicola Lloyd, General Counsel

You should assume that the information appearing in this prospectus supplement and any accompanying prospectus supplement, as well as the information we previously filed with the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

PROSPECTUS

$600,000,000

GasLog Partners LP

Common Units Representing Limited Partner Interests
Other Classes of Units Representing Limited Partner Interests
Debt Securities
Warrants
Rights
Combination Units

Through this prospectus, we may offer common units representing limited partner interests (the “Common Units”) and other classes of units representing limited partner interests (the “Other Units”), debt securities, warrants to purchase Common Units, Other Units or other rights (the “Warrants”), rights to purchase Common Units and Other Units (the “Rights”), and units consisting of any combination of the Common Units, Other Units, debt securities, Warrants and Rights (the “Combination Units”) from time to time. We may also offer securities of the types listed above that are convertible or exchangeable into one or more of the securities listed above. When we decide to sell a particular class or series of securities, we will provide specific terms of the offered securities in a prospectus supplement.

The securities covered by this prospectus may be offered and sold from time to time in one or more offerings, which may be through one or more underwriters, dealers and agents, or directly to the purchasers. The names of any underwriters, dealers or agents, if any, will be included in a supplement to this prospectus.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in one or more supplements to this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus.

Our Common Units are traded on the New York Stock Exchange under the symbol “GLOP”.

Our principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at such address is +377 97 97 51 15.

Investing in our securities involves risks. Before buying any securities you should carefully read the section entitled “Risk Factors” on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 8, 2015.

i

FORWARD-LOOKING STATEMENTS

All statements in this prospectus that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this prospectus includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission, or the “SEC”, other information sent to our security holders, and other written materials. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

•

general liquefied natural gas, or “LNG”, and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operations of LNG carriers;

•	future supply of, and demand for, natural gas;

•	our ability to leverage GasLog Ltd.’s relationships and reputation in the shipping industry;

•	our ability to enter into time charters with existing customers as well as new customers;

•	our contracted charter revenue;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	future operating or financial results and future revenues and expenses;

•	our future financial condition and liquidity;

•	our ability to purchase vessels from GasLog Ltd. in the future;

•

our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our expectations relating to making cash distributions on the units, including any increases in cash distributions, and our ability to make such distributions;

•

our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;

•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•	acceptance of a vessel by its charterer;

•	number of off-hire days, drydocking requirements and insurance costs;

•	our anticipated general and administrative expenses;

•	fluctuations in currencies and interest rates;

•	our ability to maintain long-term relationships with major energy companies;

•	our ability to adapt our commercial strategy to changes in our customers;

•	expiration dates and extensions of charters;

•	our fees and expenses payable under the amended ship management agreements, the administrative services agreement and the amended commercial management agreements;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	GasLog Ltd.’s ability to retain key employees and provide services to us;

•	future sales of our Common Units in the public market;

•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standards imposed by our charterers applicable to our business;

•	requirements imposed by classification societies;

•	risks inherent in ship operation, including the discharge of pollutants;

•	availability of skilled labor, ship crews and management;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	potential liability from future litigation;

•	our business strategy and other plans and objectives for future operations; and

•	other factors discussed in this prospectus and from time to time in our periodic reports.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in the “Risk Factors” section of this prospectus. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in law, governmental rules and regulations, or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business;

•	potential liability from future litigation;

•	length and number of off-hire periods and dependence on affiliated managers; and

•	other factors discussed in the section entitled “Risk Factors” of this prospectus.

We caution that these and other forward-looking statements included in this prospectus represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. Many of the forward-looking statements included in this prospectus are based on our assumptions about factors that are beyond our ability to control or predict. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described in the “Risk Factors” section of this prospectus. As a result, the forward-looking events discussed in this prospectus might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We make no prediction or statement about the performance of our Common Units.

THE COMPANY

Unless otherwise indicated, references in this prospectus to:

•

“GasLog Partners”, the “Partnership”, “we”, “our”, “us” or similar terms refer to GasLog Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates;

•	“GasLog”, depending on the context, refer to GasLog Ltd. and to any one or more of its direct and indirect subsidiaries, other than GasLog Partners and its direct and indirect subsidiaries;

•	“our general partner” refer to GasLog Partners GP LLC, the general partner of GasLog Partners and a wholly owned subsidiary of GasLog Ltd.;

•	“GasLog LNG Services” refer to GasLog LNG Services Ltd., a wholly owned subsidiary of GasLog Ltd.;

•	“GasLog Carriers” refer to GasLog Carriers Ltd.;

•	“GasLog Partners Holdings” refer to GasLog Partners Holdings LLC;

•

“BG Group” refer to BG Group plc; “Methane Services” refer to Methane Services Limited, a subsidiary of BG Group; and “Shell” refer to Royal Dutch Shell plc, or, in each case, any one or more of their subsidiaries or to such entities collectively;

•	“dollars” and “$” refer to, and amounts are presented in, U.S. dollars; and

•	“cbm” refer to cubic meters.

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our fleet of five LNG carriers, which have charter terms expiring through 2020, were contributed to us by, or acquired from, GasLog, which controls us through its ownership of our general partner.

As of June 1, 2015, our fleet consisted of five LNG carriers, including three vessels with modern tri-fuel diesel electric, or “TFDE”, propulsion technology and two steam-powered vessels that operate under long-term charters with Methane Services, a subsidiary of BG Group. At that date, we also had options and other certain acquisition rights under which we may acquire additional LNG carriers from GasLog. Under the omnibus agreement entered into with GasLog in connection with our IPO (defined below), we have the option to purchase up to 12 LNG carriers from GasLog within 36 months after each such vessel’s acceptance by its charterer (or, in the case of certain vessels, 36 months after the closing of the IPO), in each case at fair market value as determined pursuant to the omnibus agreement. In addition, we previously had options to acquire the Methane Jane Elizabeth and Methane Rita Andrea which we exercised in September 2014 and these two vessels are now part of our owned fleet.

Pursuant to the omnibus agreement, we also have a right of first offer from GasLog to purchase any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that GasLog owns or acquires (the “Five Year Vessels”) either at their acquisition cost plus a certain break up costs (in the case of a newly acquired Five Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five Year Vessel). Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five Year Vessel. The three newbuildings to be chartered beginning in 2018 under the agreement signed with Methane Services on April 21, 2015, as well as the additional six newbuildings which may be chartered at Methane Services’ election, will each qualify as a Five Year Vessel upon commencement of its charter, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Following completion of the acquisition by GasLog of the Methane Becki Anne and the Methane Julia Louise from a subsidiary of BG Group, GasLog has granted us the option, exercisable at any time within 36 months after March 31, 2015, the date that GasLog completed the acquisition to purchase both of the aforementioned vessels at their fair market value, as determined under the omnibus agreement under the same terms that apply to the 10 other vessels over which we hold options granted by GasLog. This agreement supersedes the provision under the omnibus agreement that would otherwise have required GasLog to offer us, within 30 days of the completion of the vessels acquisition, an opportunity to purchase such vessels at the acquisition price paid plus certain administrative costs, and would have allowed us 30 days to respond to such offer.

The options, with the addition of three future firm charters agreed with Methane Services as of April 21, 2015, brings the current pipeline of vessels that we have, or may have, the right to acquire from GasLog to 15 LNG carriers. We believe that such options and acquisition rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners.

We operate all of our vessels under long-term charters with fixed-fee contracts that generate predictable cash flows. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

We are not obligated to purchase any of the vessels from GasLog described above and, accordingly, we may not complete the purchase of any such vessels. Furthermore, our ability to purchase any additional vessels, including under the omnibus agreement from GasLog, is dependent on our ability to obtain equity and/or debt financing to fund all or a portion of the acquisition costs of these vessels. As of June 1, 2015, we have not secured any financing for the acquisition of additional vessels. Our ability to acquire additional vessels from GasLog is also subject to obtaining any applicable consents of governmental authorities and other non-affiliated third parties, including the relevant lenders and charterers. Under the omnibus agreement, GasLog will be obligated to use reasonable efforts to obtain any such consents with regards to transactions covered by that agreement. We cannot assure you that in any particular case that the necessary consent will be obtained.

On May 12, 2014, we completed an initial public offering of our Common Units (the “IPO”). On September 29, 2014, we completed a follow-on public offering of our Common Units. Our Common Units are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “GLOP”. If any securities are to be listed or quoted on any other securities exchange or quotation system, the applicable prospectus supplement will so state.

We maintain our principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15. We have been organized under the laws of the Republic of the Marshall Islands.

RISK FACTORS

Investing in the securities to be offered pursuant to this prospectus may involve a high degree of risk. You should carefully consider the important factors set forth under the heading “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC and incorporated herein by reference and in the accompanying prospectus supplement for such issuance before investing in any securities that may be offered. For further details, see the section entitled “Where You Can Find Additional Information”.

Any of the risk factors referred to above could significantly and negatively affect our business, results of operations or financial condition, which may reduce our ability to make cash distributions and lower the trading price of our Common Units. The risks referred to above are not the only ones that may exist. Additional risks not currently known by us or that we deem immaterial may also impair our business operations. You may lose all or a part of your investment.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are organized under the laws of the Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, our general partner or our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, our registered agent, to accept service of process on our behalf in any such action.

Cozen O’Connor, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, our general partner or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us, our general partner or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under this shelf registration process, we may, from time to time, sell up to an aggregate public offering price of $600,000,000 of any combination of the securities described in this prospectus. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide you with this prospectus, as well as a prospectus supplement that will contain specific information about the terms of that offering. That prospectus supplement may include additional risk factors or other special considerations applicable to those particular securities. Any prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information contained in this prospectus and any prospectus supplement, you should rely on the information contained in that particular prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information”.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act with respect to the offer and sale of securities pursuant to this prospectus. For purposes of this section, the term “registration statement” means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement and any amendments. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and no reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of all of the material terms of such contracts, agreements or documents, but do not repeat all of their terms. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at its principal office at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facility by calling 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. For further information pertaining to the securities offered by this prospectus and GasLog Partners LP, reference is made to the registration statement.

We are subject to the information and periodic reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”), and we file periodic reports and other information with the SEC. These periodic reports and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but we are required to furnish certain proxy statements to shareholders under NYSE rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer”, we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

This prospectus incorporates by reference the following documents:

•	our Report on Form 6-K, filed with the SEC on April 30, 2015;

•	our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on February 17, 2015; and

•

the description of our Common Units which is contained in our registration statement on Form 8-A (File No.001-36433), filed with the SEC on April 30, 2014, including any amendment or report filed for the purpose of updating such description.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the SEC and certain reports on Form 6-K that we furnish to the SEC after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or any accompanying prospectus supplement.

We will provide, free of charge upon written or oral request, to each person to whom this prospectus is delivered, including any beneficial owner of the securities, a copy of any or all of the information that has been incorporated by reference into this prospectus, but which has not been delivered with the prospectus. Copies of these documents also may be obtained on the “Investor Relations” section of our website at www.gaslogmlp.com. The information contained on or connected to our website is not a part of this prospectus. Requests for such information should be made to us at the following address:

GasLog Partners LP
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
+377 97 97 51 15
Attention: General Counsel

You should assume that the information appearing in this prospectus and any accompanying prospectus supplement, as well as the information we previously filed with the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated, computed using amounts derived from our financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

	Years ended December 31,			Three months ended March 31, 2015
	2012	2013	2014
	(in thousands of U.S. dollars, except ratios)
Earnings
Pre-tax (loss)/income	(861,061)	26,218,242	29,168,698	12,897,430
Add:
Fixed charges	—	12,075,948	25,999,008	3,924,546

Total Earnings	(861,061)	38,294,190	55,167,706	16,821,976

Fixed Charges
Interest expensed	—	10,378,044	14,651,242	3,547,840
Amortization of capitalized expenses relating to indebtedness	—	1,697,904	11,347,766	376,706

Total Fixed Charges	—	12,075,948	25,999,008	3,924,546

Ratio of Earnings to Fixed Charges(1)	n/m	3.17	2.12	4.29

Dollar Amount of the Coverage Deficiency	861,061	n/a	n/a	n/a

(1)	For purposes of calculating the ratios above:

•	“earnings” is the result of adding (a) pre-tax (loss)/income from continuing operations (which includes non-cash unrealized gains and losses on derivative financial instruments) and (b) fixed charges;

•	“fixed charges” represent (i) interest incurred and (ii) amortization of capitalized expenses related to indebtedness.

USE OF PROCEEDS

Unless otherwise set forth in the applicable prospectus supplement, we intend to use the net proceeds received from the sale of the securities we offer by this prospectus for general corporate purposes.

We may raise additional funds from time to time through equity or debt financings not involving the issuance of securities described in this prospectus, including borrowings under credit facilities, to finance our business and operations and new vessel acquisitions.

CAPITALIZATION AND INDEBTEDNESS

Our capitalization and indebtedness will be set forth in a prospectus supplement to this prospectus or in a report on Form 6-K subsequently furnished to the SEC and specifically incorporated herein by reference.

DESCRIPTION OF COMMON UNITS

A description of our Common Units can be found in our registration statement on the description of our Common Units which is contained in our registration statement on Form 8-A (File No.001-36433), filed with the SEC on April 30, 2014, including any amendment or report filed for the purpose of updating such description.

DESCRIPTION OF THE OTHER CLASSES OF UNITS

Our partnership agreement permits us to issue additional classes or series of equity interests at any time and from time to time for consideration on such terms and conditions established by our board of directors without the approval of any of our unitholders. As of June 1, 2015, no classes of limited partnership interests were outstanding other than the Common Units and subordinated units.

Should we offer other classes of units under this prospectus, a prospectus supplement relating to the particular class or series of units offered will include the designations, preferences, rights, powers and duties of those units which shall be fixed by the board of directors, including, among other things, the following:

•	the right to share in partnership distributions;

•	the rights upon our dissolution and liquidation;

•	whether, and the terms and conditions upon which, we may or shall be required to redeem the Other Units (including sinking fund provisions);

•	whether the Other Units are issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange;

•	the terms and conditions upon which Other Units will be issued, evidenced by certificates and assigned or transferred;

•	the method for determining the Percentage Interest (as defined in our partnership agreement) as to such Other Units; and

•	the right, if any, of each Other Unit to vote on partnership matters, including matters relating to the relative rights, preferences and privileges of such Other Units.

The particular terms of any class or series of any such class of units will also be described in the amendment to our partnership agreement relating to that class or series of such class of units, which will be filed as an exhibit to or incorporated by reference in this prospectus at or before the time of issuance of any such class or series of any such class of units.

Such units will be fully paid and non-assessable (except as such non-assessability may be affected by Sections 30, 41, 51 and 60 of the Marshall Islands Limited Partnership Act) when issued upon full payment of the purchase price therefor. The transfer agent, registrar and distributions disbursement agent for the units will be designated in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

We may offer debt securities. The following description of debt securities sets forth the material terms and provisions of the debt securities to which any prospectus supplement may relate. Our debt securities would be issued under an indenture between us and a trustee. The debt securities we may offer may be convertible into Common Units or other securities. The indenture, a form of which is included as an exhibit to the registration statement of which this prospectus is a part, will be executed at the time we issue any debt securities. Any supplemental indentures will be filed with the SEC on a Form 6-K or by a post-effective amendment to the registration statement of which this prospectus is a part.

The particular terms of the debt securities offered by any prospectus supplement, and the extent to which the general provisions described below may apply to the offered debt securities, will be described in the applicable prospectus supplement. The indenture will be qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The terms of the debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

Because the following summaries of the material terms and provisions of the indenture and the related debt securities are not complete, you should refer to the form of the indenture and the debt securities for complete information on some of the terms and provisions of the indenture, including definitions of some of the terms used below, and the debt securities.

General

The provisions of the indenture do not limit the aggregate principal amount of debt securities which may be issued thereunder. Unless otherwise provided in a prospectus supplement, the debt securities will be our direct, unsecured and unsubordinated general obligations and will have the same rank in liquidation as all of our other unsecured and unsubordinated debt. The debt securities may be convertible into Common Units or other securities if specified in the applicable prospectus supplement.

Payments

We may issue debt securities from time to time in one or more series. The provisions of the indenture allow us to “reopen” a previous issue of a series of debt securities and issue additional debt securities of that series. The debt securities may be denominated and payable in U.S. dollars or other currencies. We may also issue debt securities from time to time with the principal amount or interest payable on any relevant payment date to be determined by reference to one or more currency exchange rates, securities or baskets of securities, commodity prices or indices. Holders of these types of debt securities will receive payments of principal or interest that depend upon the value of the applicable currency, security or basket of securities, commodity or index on the relevant payment dates.

Debt securities may bear interest at a fixed rate, which may be zero, a floating rate, or a rate which varies during the lifetime of the debt security. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount.

Terms Specified in the Applicable Prospectus Supplement

The applicable prospectus supplement will contain, where applicable, the following terms of, and other information relating to, any offered debt securities:

•	the specific designation;

•	any limit on the aggregate principal amount of the debt securities, their purchase price and denomination;

•	the currency in which the debt securities are denominated and/or in which principal, premium, if any, and/or interest, if any, is payable;

•	the date of maturity;

•	the interest rate or rates or the method by which the calculation agent will determine the interest rate or rates, if any;

•	the interest payment dates, if any;

•	the place or places for payment of the principal of and any premium and/or interest on the debt securities;

•	any repayment, redemption, prepayment or sinking fund provisions, including any redemption notice provisions;

•

whether we will issue the debt securities in registered form or bearer form or both and, if we are offering debt securities in bearer form, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of those debt securities in bearer form;

•	whether we will issue the debt securities in definitive form and under what terms and conditions;

•

the terms on which holders of the debt securities may convert or exchange these securities into or for Common Units or other securities, any specific terms relating to the adjustment of the conversion or exchange feature and the period during which the holders may make the conversion or exchange;

•

information as to the methods for determining the amount of principal or interest payable on any date and/or the currencies, securities or baskets of securities, commodities or indices to which the amount payable on that date is linked;

•	any agents for the debt securities, including trustees, depositaries, authenticating or paying agents, transfer agents or registrars;

•

whether and under what circumstances we will pay additional amounts on debt securities for any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem those debt securities rather than pay the additional amounts;

•	any material United States federal income tax or other income tax consequences, including, but not limited to:

•

tax considerations applicable to any discounted debt securities or to debt securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes; and

•	tax considerations applicable to any debt securities denominated and payable in non-United States currencies;

•	whether certain payments on the debt securities will be guaranteed under a financial insurance guarantee policy and the terms of that guarantee;

•	whether the debt securities will be secured;

•	any applicable selling restrictions; and

•

any other specific terms of the debt securities, including any modifications to or additional events of default, covenants or modified or eliminated acceleration rights, and any terms required by or advisable under applicable laws or regulations.

Some of the debt securities may be issued as original issue discount securities. Original issue discount securities bear no interest or bear interest at below-market rates and may be sold at a discount below their stated principal amount. The applicable prospectus supplement will contain information relating to income tax, accounting, and other special considerations applicable to original issue discount securities.

Registration and Transfer of Debt Securities

Holders may present debt securities for exchange, and holders of registered debt securities may present these securities for transfer, in the manner, at the places and subject to the restrictions stated in the debt securities and described in the applicable prospectus supplement. We will provide these services without charge except for any tax or other governmental charge payable in connection with these services and subject to any limitations or requirements provided in the indenture or the supplemental indenture or issuer order under which that series of debt securities is issued. Holders may transfer debt securities in bearer form and/or the related coupons, if any, by delivery to the transferee. If any of the securities are held in global form, the procedures for transfer of interests in those securities will depend upon the procedures of the depositary for those global securities.

Events of Default

The indenture provides holders of debt securities with remedies if we fail to perform specific obligations, such as making payments on the debt securities, or if we become bankrupt. Holders should review these provisions and understand which actions trigger an event of default and which actions do not. The indenture permits the issuance of debt securities in one or more series, and, in many cases, whether an event of default has occurred is determined on a series-by-series basis.

An event of default is defined under the indenture, with respect to any series of debt securities issued under the indenture, as any one or more of the following events, subject to modification in a supplemental indenture, each of which we refer to in this prospectus as an event of default, having occurred and be continuing:

•	default is made for more than 30 days in the payment of interest, premium or principal in respect of the securities;

•

we fail to perform or observe any of our other obligations under the securities and this failure has continued for the period of 60 days next following the service on us of notice requiring the same to be remedied;

•	our bankruptcy, insolvency or reorganization under any applicable bankruptcy, insolvency or insolvency related reorganization law;

•	an order is made or an effective resolution is passed for the winding up or liquidation of us; or

•	any other event of default provided in the supplemental indenture or resolution of the board of directors, if any, under which that series of debt securities is issued.

Acceleration of Debt Securities Upon an Event of Default

The indenture provides that, unless otherwise set forth in a supplemental indenture:

•

if an event of default occurs due to the default in payment of principal of, or any premium or interest on, any series of debt securities issued under the indenture, or due to the default in the performance or breach of any other covenant or warranty of us applicable to that series of debt securities but not applicable to all outstanding debt securities issued under the indenture occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of each affected series, voting as one class, by notice in writing to us may declare the principal of and accrued interest on the debt securities of such affected series (but not any other debt securities issued under the indenture) to be due and payable immediately;

•

if an event of default occurs due to specified events of bankruptcy, insolvency or reorganization of us, the principal of all debt securities and interest accrued on the debt securities to be due and payable immediately; and

•

if an event of default due to a default in the performance of any other of the covenants or agreements in the indenture applicable to all outstanding debt securities issued under the indenture occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of all outstanding debt securities issued under the indenture for which any applicable supplemental indenture does not prevent acceleration under the relevant circumstances, voting as one class, by notice in writing to us may declare the principal of all debt securities and interest accrued on the debt securities to be due and payable immediately.

Annulment of Acceleration and Waiver of Defaults

In some circumstances, if any and all events of default under the indenture, other than the non-payment of the principal of the securities that has become due as a result of an acceleration, have been cured, waived or otherwise remedied, then the holders of a majority in aggregate principal amount of all series of outstanding debt securities affected, voting as one class, may annul past declarations of acceleration or waive past defaults of the debt securities.

Indemnification of Trustee for Actions Taken on Your Behalf

The indenture provides that the trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the holders of debt securities issued under the indenture relating to the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee. In addition, the indenture contains a provision entitling the trustee, subject to the duty of the trustee to act with the required standard of care during a default, to be indemnified to its satisfaction by the holders of debt securities issued under the indenture before proceeding to exercise any right or power at the request of holders. Subject to these provisions and specified other limitations, the holders of a majority in aggregate principal amount of each series of outstanding debt securities of each affected series, voting as one class, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

Limitation on Actions by You as an Individual Holder

The indenture provides that no individual holder of debt securities may institute any action against us under the indenture, except actions for payment of overdue principal and interest, unless the following actions have occurred:

•	the holder must have previously given written notice to the trustee of the continuing default;

•	the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of each affected series, treated as one class, must have:

•	requested the trustee to institute that action; and

•	offered the trustee indemnity satisfactory to it;

•	the trustee must have failed to institute that action within 60 days after receipt of the request referred to above; and

•

the holders of a majority in principal amount of the outstanding debt securities of each affected series, voting as one class, must not have given directions to the trustee inconsistent with those of the holders referred to above.

The indenture contains a covenant that we will file annually with the trustee a certificate of no default or a certificate specifying any default that exists.

Discharge, Defeasance and Covenant Defeasance

We have the ability to eliminate most or all of our obligations on any series of debt securities prior to maturity if we comply with the following provisions:

Discharge of Indenture. We may discharge all of our obligations, other than as to transfers and exchanges, under the indenture after we have:

•	paid or caused to be paid the principal of and interest on all of the outstanding debt securities in accordance with their terms;

•	delivered to the trustee for cancellation all of the outstanding debt securities; or

•

irrevocably deposited with the trustee cash or, in the case of a series of debt securities payable only in U.S. dollars, U.S. government obligations in trust for the benefit of the holders of any series of debt securities issued under the indenture that have either become due and payable, or are by their terms due and payable, or are scheduled for redemption, within one year, in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of and interest on, and any mandatory sinking fund payments for, those debt securities. However, the deposit of cash or U.S. government obligations for the benefit of holders of a series of debt securities that are due and payable, or are scheduled for redemption, within one year will discharge obligations under the indenture relating only to that series of debt securities.

Defeasance of a Series of Securities at Any Time. We may also discharge all of our obligations, other than as to transfers and exchanges, under any series of debt securities at any time, which we refer to as defeasance in this prospectus. We may be released with respect to any outstanding series of debt securities from the obligations imposed by any covenants and elect not to comply with those covenants without creating an event of default. Discharge under those procedures is called covenant defeasance.

Defeasance or covenant defeasance may be effected only if, among other things:

•

we irrevocably deposit with the trustee cash or, in the case of debt securities payable only in U. S. dollars, U.S. government obligations, as trust funds in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of and interest on, and any mandatory sinking fund payments for, all outstanding debt securities of the series being defeased; and

•	we deliver to the trustee an opinion of counsel to the effect that:

•	the holders of the series of debt securities being defeased will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance or covenant defeasance;

•

the defeasance or covenant defeasance will not otherwise alter those holders’ United States federal income tax treatment of principal and interest payments on the series of debt securities being defeased; and

•

in the case of a defeasance, this opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of this prospectus, since that result would not occur under current tax law.

Modification of the Indenture

Modification without Consent of Holders. We and the trustee may enter into supplemental indentures without the consent of the holders of debt securities issued under the indenture to:

•	secure any debt securities;

•	evidence the assumption by a successor corporation of our obligations;

•	add covenants for the protection of the holders of debt securities;

•	cure any ambiguity or correct any inconsistency;

•	establish the forms or terms of debt securities of any series;

•	evidence the acceptance of appointment by a successor trustee; or

•

make such other provisions in regard to matters or questions arising under the indenture or under any supplemental indenture as the board of directors may deem necessary or desirable and which shall not adversely affect the rights of the holders of debt securities in any material respect.

Modification with Consent of Holders. We and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of each affected series of outstanding debt securities, voting as one class, may add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the holders of those debt securities. However, we and the trustee may not make any of the following changes to any outstanding debt security without the consent of each holder that would be affected by the change:

•	extend the final maturity of the security;

•	reduce the principal amount;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable on redemption;

•	change the currency in which the principal, including any amount of original issue discount, premium, or interest on the security is payable;

•	modify or amend the provisions for conversion of any currency into another currency;

•	reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy;

•

alter the terms on which holders of the debt securities may convert or exchange debt securities for Common Units or other securities, other than in accordance with the antidilution provisions or other similar adjustment provisions included in the terms of the debt securities;

•	impair the right of any holder to institute suit for the enforcement of any payment on any debt security when due; or

•	reduce the percentage of debt securities the consent of whose holders is required for modification of the indenture.

Form of Debt Security

Each debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Both certificated securities in definitive form and global securities may be issued either:

•	in registered form, where our obligation runs to the holder of the security named on the face of the security; or

•	in bearer form, where our obligation runs to the bearer of the security.

Definitive securities name you or your nominee as the owner of the security, other than definitive bearer securities, which name the bearer as owner, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable.

Global securities name a depositary or its nominee as the owner of the debt securities represented by these global securities, other than global bearer securities, which name the bearer as owner. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

Registered Global Securities. We may issue the debt securities in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees. If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements:

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or selling agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some jurisdictions may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities. So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the indenture.

Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of us, the trustee or any other agent of us or agent of the trustee will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests. We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. In addition, we may, at any time and in our sole discretion, decide not to have any of the securities represented by one or more registered global securities. If we make that decision, we will issue securities in definitive form in exchange for all of the registered global security or securities representing those securities. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

Bearer Global Securities. The securities may also be issued in the form of one or more bearer global securities that will be deposited with a common depositary for the Euroclear System and Clearstream Banking, société anonyme or with a nominee for the depositary identified in the prospectus supplement relating to those securities. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any securities to be represented by a bearer global security will be described in the prospectus supplement relating to those securities.

New York Law to Govern

The indenture and the debt securities will be governed by the laws of the State of New York.

DESCRIPTION OF WARRANTS

We may issue Warrants to purchase our equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. A series of Warrants may be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any Warrants to be issued and a description of the material provisions of any applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such Warrants;

•	the aggregate number of such Warrants;

•	the price or prices at which such Warrants will be issued;

•	the currency or currencies, in which the price of such Warrants will be payable;

•

the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such Warrants;

•	the price at which and the currency or currencies, in which the securities or other rights purchasable upon exercise of such Warrants may be purchased;

•	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

•	the amount of Warrants outstanding;

•	if applicable, the minimum or maximum amount of such Warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such Warrants are issued and the number of such Warrants issued with each such security;

•	if applicable, the date on and after which such Warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material United States Federal income tax considerations; and

•	any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

The description in the applicable prospectus supplement of any Warrants we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable warrant certificate or warrant agreement, which will be filed with the SEC if we offer Warrants. For more information on how you can obtain copies of any warrant certificate or warrant agreement if we offer Warrants, see “Where You Can Find Additional Information” beginning on page 7 of this prospectus. We urge you to read the applicable warrant certificate, the applicable warrant agreement and any applicable prospectus supplement in their entirety.

DESCRIPTION OF RIGHTS

We may issue Rights to purchase our equity securities. These Rights may be issued independently or together with any other security offered by this prospectus and may or may not be transferable by the shareholder receiving the Rights in the rights offering. In connection with any Rights offering, we may enter into a standby underwriting agreement with one or more underwriters pursuant to which the underwriter will purchase any securities that remain unsubscribed for upon completion of the rights offering.

The applicable prospectus supplement relating to any rights will describe the terms of the offered rights, including, where applicable, the following:

•	the exercise price for the Rights;

•	the number of Rights issued to each shareholder;

•	the extent to which the Rights are transferable;

•	any other terms of the Rights, including terms, procedures and limitations relating to the exchange and exercise of the Rights;

•	the date on which the Right to exercise the Rights will commence and the date on which the Right will expire;

•	the amount of Rights outstanding;

•	the extent to which the Rights include an over-subscription privilege with respect to unsubscribed securities; and

•	the material terms of any standby underwriting arrangement entered into by us in connection with the Rights offering.

The description in the applicable prospectus supplement of any Rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights certificate or rights agreement, which will be filed with the SEC if we offer rights. For more information on how you can obtain copies of any rights certificate or rights agreement if we offer Rights, see “Where You Can Find Additional Information” beginning on page 7 of this prospectus. We urge you to read the applicable rights certificate, the applicable rights agreement and any applicable prospectus supplement in their entirety.

DESCRIPTION OF THE COMBINATION UNITS

We may issue Combination Units consisting of any combination of Common Units, Other Units, debt securities, Warrants and Rights. Each Combination Unit will be issued so that the holder of the Combination Unit is also the holder of each security included in the Combination Unit. Thus, the holder of a Combination Unit will have the rights and obligations of a holder of each included security. The unit agreement under which a Combination Unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time, or at any time before a specified date.

The applicable prospectus supplement relating to any series of units will describe the terms of the Combination Units, including, where applicable, the following:

•

the designation and terms of the Combination Units and of the securities comprising the Combination Units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions of the governing unit agreement; and

•	any provisions for the issuance, payment, settlement, transfer, or exchange of the Combination Units or of the securities comprising the Combination Units.

The description in the applicable prospectus supplement of any Combination Units we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable unit certificate or unit agreement, which will be filed with the SEC if we offer Combination Units. For more information on how you can obtain copies of any unit certificate or unit agreement if we offer Combination Units, see “Where You Can Find Additional Information” beginning on page 7 of this prospectus. We urge you to read the applicable unit certificate, the applicable unit agreement and any applicable prospectus supplement in their entirety.

SUMMARY OF OUR PARTNERSHIP AGREEMENT

A copy of our partnership agreement is filed as an exhibit to the registration statement of which this prospectus is a part. A summary of the important provisions of our partnership agreement and the rights and privileges of our unitholders is included in our Annual Report on Form 20-F for the year ended December 31, 2014 and our registration statement on Form 8-A (File No.001-36433), filed with the SEC on April 30, 2014, including any subsequent amendments or reports filed for the purpose of updating such description. Please read “Where You Can Find More Information”.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

General

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing our available cash (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•

We will be subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy.

•

We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•

Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding Common Units. GasLog owns approximately 0.66% of our Common Units, all of our subordinated units and indirectly 2.0% of our general partnership units outstanding as of June 1, 2015.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See “Risk Factors” for a discussion of these factors.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws in the Marshall Islands and other laws and regulations.

Distributions of Available Cash

General

Within 45 days after the end of each quarter we will distribute all of our available cash (defined below) to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of any subsidiaries we do not wholly own):

•	less, the amount of cash reserves (including our proportionate share of cash reserves of any subsidiaries we do not wholly own) established by our board of directors and our subsidiaries to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any of our debt instruments or other agreements; and/or

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (except to the extent establishing such reserves would cause us to not be able to distribute the minimum quarterly distribution (plus any arrearage) for such quarter);

•

plus, all cash on hand (including our proportionate share of cash on hand of any subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from (1) working capital borrowings made after the end of the quarter and (2) cash distributions received after the end of the quarter from any equity interest in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter. Working capital borrowings are generally borrowings that are made under a revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of Common Units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.375 per unit, or $1.50 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses.

There is no guarantee that we will pay the minimum quarterly distribution on the Common Units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We will be effectively prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing agreements.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus”. We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

Operating surplus for any period generally means:

•	$19.0 million; plus

•

all of our cash receipts (including our proportionate share of cash receipts of any subsidiaries we do not wholly own; provided, that cash receipts from the termination of an interest rate, currency or commodity hedge contract prior to its specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract), excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions or (5) corporate reorganizations or restructurings; plus

•

working capital borrowings (including our proportionate share of working capital borrowings for any subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•

interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by any subsidiaries we do not wholly own), in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset (such as a vessel) in respect of the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•

interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by any subsidiaries we do not wholly own), in each case, to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap agreements), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•

all of our “operating expenditures” (which includes estimated maintenance and replacement capital expenditures and is further described below) (including our proportionate share of operating expenditures by any subsidiaries we do not wholly own); less

•

the amount of cash reserves (including our proportionate share of cash reserves for any subsidiaries we do not wholly own) established by our board of directors to provide funds for future operating expenditures; less

•	any cash loss realized on dispositions of assets acquired using investment capital expenditures; less

•	all working capital borrowings (including our proportionate share of working capital borrowings by any subsidiaries we do not wholly own) not repaid within twelve months after having been incurred.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $19.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments we receive from non-operating sources.

Operating expenditures generally means all of our cash expenditures, including but not limited to taxes, employee and director compensation, reimbursement of expenses to our general partner, repayment of working capital borrowings, debt service payments and payments made under any interest rate, currency or commodity hedge contracts (provided that payments made in connection with the termination of any hedge contract prior to the expiration of its specified termination date be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), provided that operating expenditures will not include:

•	deemed repayments of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and payment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures, investment capital expenditures or actual maintenance and replacement capital expenditures (which are discussed in further detail under “—Capital Expenditures” below);

•	payment of transaction expenses (including taxes) relating to interim capital transactions; or

•	distributions to partners.

Capital Expenditures

For purposes of determining operating surplus, capital expenditures are classified as either maintenance and replacement capital expenditures, expansion capital expenditures or investment capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain, over the long-term, the operating capacity of or the revenue generated by our capital assets.

Expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel or improving an existing vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance and replacement capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of equity securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Examples of maintenance and replacement capital expenditures include capital expenditures associated with drydocking, modifying an existing vessel or acquiring a new vessel, to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance and replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights) to finance the acquisition or construction of a replacement vessel and paid in respect of the construction period. We define construction period as the period beginning on the date that we enter into a binding acquisition or construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity (including the amount of any incremental distributions made to the holders of our incentive distribution rights) will also be considered maintenance and replacement capital expenditures.

Because our maintenance and replacement capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance and replacement capital expenditures may differ substantially from period to period. In order to avoid these fluctuations having a similar effect on operating surplus, adjusted operating surplus and available cash for distribution to our unitholders, our partnership agreement will require that an amount equal to an estimate of the average quarterly maintenance and replacement capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. In our partnership agreement, we refer to these estimated maintenance and replacement capital expenditures to be subtracted from operating surplus as “estimated maintenance capital expenditures”. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance and replacement capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance and replacement capital expenditures, see “Our Cash Distribution Policy and Restrictions on Distributions”.

The use of estimated maintenance and replacement capital expenditures in calculating operating surplus will have the following effects:

•

it will reduce the risk that actual maintenance and replacement capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•	it may reduce the need for us to borrow to pay distributions;

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to GasLog; and

•

it will reduce the likelihood that a large maintenance and replacement capital expenditure in a period will prevent GasLog from being able to convert some or all of its subordinated units into Common Units since the effect of an estimate is to spread the expected expense over several periods, mitigating the effect of the actual payment of the expenditure on any single period.

Definition of Capital Surplus

Capital surplus generally will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $19.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, which we define below, the Common Units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the Common Units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the Common Units.

Definition of Subordination Period

The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after March 31, 2017, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding Common Units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution for each of the three consecutive four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding Common Units and subordinated units during those periods on a fully diluted weighted average basis and the related distribution on the 2.0% general partner interest during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the Common Units.

If the unitholders remove our general partner without cause, the subordination period will end before March 31, 2017.

For purposes of determining whether the tests in the bullets above have been met, the three consecutive, non-overlapping four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the Common Units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period.

If the expiration of the subordination period occurs as a result of us having met the tests described above, each outstanding subordinated unit will convert into one Common Unit and will then participate pro rata with the other Common Units in distributions of available cash.

Definition of Adjusted Operating Surplus

Adjusted operating surplus for any period generally means:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under “—Operating Surplus and Capital Surplus—Definition of Operating Surplus” above); less

•

the amount of any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings of any subsidiaries we do not wholly own) with respect to that period; less

•

the amount of any net reduction in cash reserves for operating expenditures (including our proportionate share of cash reserves of any subsidiaries we do not wholly own) over that period not relating to an operating expenditure made during that period; plus

•

the amount of any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings of any subsidiaries we do not wholly own) with respect to that period; plus

•

the amount of any net increase in cash reserves for operating expenditures (including our proportionate share of cash reserves of any subsidiaries we do not wholly own) over that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

the amount of any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Removal of Our General Partner on the Subordination Period

If the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•

the subordination period will end and each subordinated unit will immediately convert into one Common Unit and will then participate pro rata with the other Common Units in distributions of available cash;

•	any existing arrearages in payment of the minimum quarterly distribution on the Common Units will be extinguished; and

•	our general partner will have the right to convert its general partner interest into Common Units or to receive cash in exchange for that interest.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding Common Unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the Common Units for any prior quarters during the subordination period;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest” and “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest” and “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of Common Units based on the current market value of the contributed Common Units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog will hold the incentive distribution rights following completion of the offering. The incentive distribution rights may be transferred separately from any other interests, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of the assets to, such entity, the approval of a majority of our Common Units (excluding Common Units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to March 31, 2019. Any transfer by GasLog of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding Common Units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.43125 per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all unitholders, pro rata, 2.0% to our general partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.46875 per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all unitholders, pro rata, 2.0% to our general partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to our general partner and 48.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount”, until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders, our general partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2.0% general partner interest only and assume that our general partner has contributed any capital necessary to maintain its 2.0% general partner interest.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions		Holders of IDRs
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	up to $0.43125 above $0.43125	98.0%	2.0%	0%
Second Target Distribution	up to $0.46875 above $0.46875	85.0%	2.0%	13.0%
Third Target Distribution	up to $0.5625	75.0%	2.0%	23.0%
Thereafter	above $0.5625	50.0%	2.0%	48.0%

GasLog’s Right to Reset Incentive Distribution Levels

GasLog, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right of the holders of our incentive distribution rights to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to GasLog would be set. GasLog’s right to reset the minimum quarterly distribution amount and the cash target distribution levels upon which the incentive distributions payable to GasLog are based may be exercised, without approval of our unitholders or the conflicts committee of our board of directors, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If at the time of any election to reset the minimum quarterly distribution amount and the cash target distribution levels GasLog and its affiliates are not the holders of a majority of the incentive distribution rights, then any such election to reset shall be subject to the prior written concurrence of our board of directors that the conditions described in the immediately preceding sentence have been satisfied. The reset minimum quarterly distribution amount and cash target distribution levels will be higher than the minimum quarterly distribution amount and the cash target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset cash target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that GasLog would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per Common Unit, taking into account the existing levels of incentive distribution payments being made to GasLog.

In connection with the resetting of the minimum quarterly distribution amount and the cash target distribution levels and the corresponding relinquishment by GasLog of incentive distribution payments based on the cash target distribution levels prior to the reset, GasLog will be entitled to receive a number of newly issued Common Units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by GasLog for the two quarters prior to the reset event as compared to the average cash distributions per Common Unit during this period. We will also issue an additional amount of general partner units in order to maintain the general partner’s ownership interest in us relative to the issuance of the additional Common Units.

The number of Common Units that GasLog would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the cash target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by GasLog in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per Common Unit during each of these two quarters. The issuance of the additional Common Units will be conditioned upon approval of the listing or admission for trading of such

Common Units by the national securities exchange on which the Common Units are then listed or admitted for trading.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the cash target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, 2.0% to our general partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for that quarter;

•

third, 75.0% to all unitholders, pro rata, 2.0% to our general partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for that quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to our general partner and 48.0% to the holders of the incentive distribution rights, pro rata.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each Common Unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the Common Units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

The partnership agreement treats a distribution of capital surplus as the repayment of the consideration for the issuance of the units, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the cash target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the Common Units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for GasLog to receive incentive distributions and for the subordinated units to convert into Common Units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and the cash target distribution levels to zero, we will then make all future distributions 50.0% to the holders of units, 2.0% to our general partner and 48.0% to the holders of the incentive distribution rights (currently, GasLog). The 2.0%

interests shown for our general partner assumes that our general partner maintains its 2.0% general partner interest.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and cash target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the cash target distribution levels; and

•	the initial unit price.

For example, if a two-for-one split of the Common Units and subordinated units should occur, the minimum quarterly distribution, the cash target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. If we combine our Common Units into a lesser number of units or subdivide our Common Units into a greater number of units, we will combine our subordinated units or subdivide our subordinated units, using the same ratio applied to the Common Units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will apply the proceeds of liquidation in the manner set forth below.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our Common Units for the preceding 20 trading days (or the current market price) is greater than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the Common Units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding Common Unit an amount equal to the current market price of our common units;

•

second, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the current market price of our common units; and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our general partner.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our Common Units is equal to or less than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the Common Units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding Common Unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding Common Unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the Common Units for any prior quarters during the subordination period;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our general partner.

The immediately preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Our Annual Report filed on Form 20-F provides a discussion of the material U.S. federal income tax considerations that may be relevant to prospective investors in Common Units. The applicable prospectus supplement may also contain information about any material U.S. federal income tax considerations relating to the securities covered by such prospectus supplement.

NON-UNITED STATES TAX CONSIDERATIONS

Our Annual Report filed on Form 20-F provides a discussion of Marshall Islands tax consequences that may be relevant to prospective investors in Common Units. The applicable prospectus supplement may also contain information about any non-U.S. tax considerations relating to the securities covered by such prospectus supplement.

PLAN OF DISTRIBUTION

We may offer and sell, from time to time, the securities covered by this prospectus and the applicable prospectus supplement. We have registered the securities covered by this prospectus for offer and sale so that those securities may be freely sold to the public. Registration of the securities covered by this prospectus does not mean, however, that those securities necessarily will be offered or sold.

Securities covered by this prospectus may be sold from time to time, in one or more transactions, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change, at varying prices determined at the time of sale or at negotiated prices, by a variety of methods including the following:

•	on the NYSE or any other national securities exchange or U.S. inter-dealer system of a registered national securities association on which our Common Units may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	as settlement of short sales entered into after the date of the prospectus;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through broker-dealers, who may act as agents or principals;

•	through sales “at the market” to or through a market-maker;

•	in a block trade, in which a broker-dealer will attempt to sell a block as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	directly to one or more purchasers;

•	through agents;

•	in options transactions;

•	over the Internet;

•	any other method permitted pursuant to applicable law; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by us may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the securities by a broker-dealer as principal and resales of the securities by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers.

In addition, we may sell any securities covered by this prospectus in private transactions or under Rule 144 of the Securities Act of 1933, as amended, rather than pursuant to this prospectus.

In connection with the sale of securities covered by this prospectus, broker-dealers may receive commissions or other compensation from us in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the securities for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from us, or from purchasers of the securities for whom they act as agents. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriters, broker-dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any profit on the sale of the securities by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

In connection with the distribution of the securities covered by this prospectus or otherwise, we may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with us. We may also sell securities short and deliver the securities offered by this prospectus to close out our short positions. We may also enter into option or other transactions with broker-dealers or other financial institutions, which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. We may also from time to time pledge securities pursuant to the margin provisions of any customer agreements with brokers. Upon default, the broker may offer and sell such pledged securities from time to time pursuant to this prospectus, as supplemented or amended to reflect such transaction.

At any time a particular offer of the securities covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities covered by this prospectus being offered and the terms of the offering, including the expected issue price or method of determining the price, the time period during which the offer will be open and whether the purchase period may be extended or shortened, the method and time limits for paying up and delivering securities, name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from us, any discounts, commissions or concessions allowed or reallowed or paid to dealers and the number of securities being offered by them. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the securities covered by this prospectus. In order to comply with the securities laws of certain states, if applicable, the securities sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

In connection with an underwritten offering, we would execute an underwriting agreement with an underwriter or underwriters. Unless otherwise indicated in the revised prospectus or applicable prospectus supplement, such underwriting agreement would provide that the obligations of the underwriter or underwriters are subject to certain conditions precedent and that the underwriter or underwriters with respect to a sale of the covered securities will be obligated to purchase all of the covered securities if any such securities are purchased. We may grant to the underwriter or underwriters an option to purchase additional securities at the public offering price, as may be set forth in the revised prospectus or applicable prospectus supplement. If we grant any such option, the terms of the option will be set forth in the revised prospectus or applicable prospectus supplement.

Pursuant to a requirement by the Financial Industry Regulatory Authority, or “FINRA”, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not be greater than 8.0% of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act of 1933, as amended. If more than five percent of the net proceeds of any offering of securities made under this prospectus will be received by any FINRA member participating in the offering or by affiliates or associated persons of such FINRA member or any participating member who otherwise would have a “conflict of interest” under FINRA Rules, the offering will be conducted in accordance with NASD Conduct Rule 2720.

Underwriters, agents, brokers or dealers may be entitled, pursuant to relevant agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, that may arise from any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the underwriters, agents, brokers or dealers may be required to make.

We will bear all costs relating to all of the securities being registered under the registration statement of which this prospectus is a part.

EXPENSES

The following are the expenses estimated to be incurred by us in connection with a possible offering of the securities registered under this registration statement.

SEC Registration Fee		$69,720
Printing		*
Legal Fees and Expenses.		*
Accountants’ Fees and Expenses		*
NYSE Fees		*
FINRA Fee		90,500
Miscellaneous Costs		*

Total	$	*

*	To be provided by a prospectus supplement or as an exhibit to a Report on Form 6-K that is incorporated by reference into this prospectus.

LEGAL MATTERS

The validity of the securities and certain other legal matters, including tax matters, with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Cozen O’Connor, New York, New York. Certain other legal matters, including tax matters with respect to U.S. law, will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The combined and consolidated financial statements as of December 31, 2013 and for the two years in the period then ended, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 20-F, have been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such combined and consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Hadjipavlou, Sofianos & Cambanis S.A are located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

The combined and consolidated financial statements as of and for the year ended December 31, 2014 incorporated in this Prospectus by reference from the Company’s Annual Report on Form 20-F have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such combined and consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte LLP are located at 2 New Street Square, London, EC4A 3BZ, United Kingdom.

3,750,000 Common Units

GasLog Partners LP

Representing Limited Partner Interests

PRELIMINARY PROSPECTUS SUPPLEMENT

January  , 2017

Citigroup